

Notice of **2018** Annual Meeting & Proxy Statement

Unlock the value created by the convergence of the **physical** and **digital** worlds...



Notice of 2018 Annual Meeting of Stockholders



Thursday, March 8, 2018
8:00 a.m.
Eastern Standard Time



PTC Inc.
140 Kendrick Street
Needham, MA 02494

PROPOSALS TO BE VOTED ON AT THE ANNUAL MEETING

Proposal	Board Recommendation
Elect eight directors to serve until the 2018 Annual Meeting of Stockholders.	**FOR**
Advisory vote to approve the compensation of our named executive officers (say-on-pay).	**FOR**
Advisory vote to confirm the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.	**FOR**

Other matters that are properly brought before the meeting may also be considered.

Stockholders at the close of business on January 10, 2018 are entitled to vote.

Please vote your shares before the meeting, even if you plan to attend the meeting.

Your broker will not be able to vote your shares on the election of directors or the say-on-pay proposals unless you have given your broker specific instructions to do so.

By Order of the Board of Directors

AARON C. VON STAATS
Secretary

Needham, Massachusetts
January 24, 2018

Important Notice of the Internet Availability of Proxy Materials
The Proxy Statement and our 2017 Annual Report are available to stockholders at
www.proxyvote.com.

Dear Fellow Stockholders:

Over the past year we again executed well across our key strategic and operational objectives. We are proud of the progress that we have made in transforming our business and we are excited about the company's future.

In 2017, we continued to focus on increasing shareholder value through our three key strategic initiatives: revenue growth, transition to a subscription licensing model and margin improvement.



● REVENUE GROWTH

Total revenue, total software revenue and total recurring revenue all grew in 2017 over 2016, reflecting our exit from the revenue through that occurs in a subscription transition, as well as strength across our business.

● SUBSCRIPTION TRANSITION

Subscription bookings as a percentage of total software license bookings grew significantly in 2017 over 2016, reflecting growing demand for our subscription offerings around the globe and in our channel. Given our progress in 2017, we moved to a subscription-only model in the Americas and Western Europe in January 2018.

● MARGIN EXPANSION

In fiscal 2017, we improved our operating margins over 2016, despite a higher than expected subscription mix for the year. We continue to focus on controlling expenses and prudently investing our resources to enable us to expand operating margins.

As we transition to a subscription model, we use certain operating measures in addition to traditional financial measures to measure our progress. These measures include subscription bookings as a percentage of license and subscription bookings and subscription annual contract value (ACV). These measures are discussed in the proxy statement summary below.

Given our pay for performance philosophy, approximately 50% of our executives' target compensation for the year was tied to performance measures designed to advance our strategic initiatives and to relative total stockholder return. We believe this performance-based compensation orientation contributed to our operating success for the year.

You can find additional information about our business performance for the year in the proxy statement summary and in our Annual Report on Form 10-K, which accompanies this proxy statement.

We thank you for your continued support of PTC.

Sincerely,

ROBERT SCHECHTER
Chairman of the Board





Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement and does not contain all of the information you should consider. You should read the entire proxy statement before voting. For more complete information regarding PTC's fiscal 2017 performance, you should read our Annual Report on Form 10-K, which accompanies this proxy statement. (All references to 2017 and 2016 refer to PTC's fiscal years ended September 30, 2017 and 2016, respectively, unless otherwise indicated.)

Matters to be Voted on at the Meeting

Proposal	Board Recommendation	Page No.
Elect eight directors to serve until the 2019 Annual Meeting of Stockholders.	**FOR** All Nominees	11
Advisory vote to approve the compensation of our named executive officers (say-on-pay).	**FOR**	24
Advisory vote to confirm the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.	**FOR**	51

Director Nominees

Nominee	Independence	Committees	Director Since
Robert Schechter, Chairman of the Board	Independent	Audit Compensation	2009
Janice Chaffin	Independent	Audit Chair, Corporate Governance	2013
Phillip Fernandez	Independent	Audit	2016
Donald Grierson	Independent	Chair, Compensation Corporate Governance	1987
James Heppelmann	President and CEO, PTC	—	2008
Klaus Hoehn	Independent	Corporate Governance	2015
Paul Lacy	Independent	Chair, Audit Compensation Corporate Governance	2009
Corinna Lathan	Independent	Audit	2017

All director nominees attended all of the meetings of the Board and the committees on which they serve held during their tenure in the past year.

Business Performance



Up 53%
3-Year TSR

Up 159%
5-Year TSR

Up 23%
over FY 2016
Subscription
Bookings Mix

$381 Million
Returned to
Stockholders through
Share Repurchases
since 2012

Up 27%
1-Year TSR

Up 136%
over FY 2016
Subscription
Revenue

Up 25%
over FY 2016
Subscription ACV

Our Subscription Bookings Mix and Subscription ACV operating measures are described on Appendix A.

Stock Performance Graph

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN



- PTC Inc
- S&P 500
- NASDAQ Composite
- NASDAQ Computer & Data Processing

Alignment of Pay and Performance

3-YEAR: CEO TOTAL REALIZABLE COMP. VS TSR CAGR



3-YEAR: OTHER NEO TOTAL REALIZABLE COMP. VS TSR CAGR



Corporate Governance Highlights

What We Do

- ✓ Annual Election of All Directors
- ✓ Majority Voting Policy for Uncontested Director Elections
- ✓ 8 Director Nominees / 7 Independent Director Nominees
- ✓ Independent Board Chairman
- ✓ Independent Audit, Compensation and Governance/Nominating Committees
- ✓ Regular Executive Sessions of Independent Directors
- ✓ Robust Stock Ownership Requirements for Directors and Executive Officers
- ✓ Stockholder Right to Call a Special Meeting
- ✓ Pay-for-Performance Executive Compensation
- ✓ Executive Incentive Compensation Clawback Policy
- ✓ Annual Board and Individual Director Evaluations

What We Don't Do

- ⊗ No Stockholder Rights Plan ("Poison Pill")
- ⊗ No Supermajority Voting Requirements in Charter or By-Laws
- ⊗ No Director Related Party Transactions
- ⊗ No Hedging of Stock by Directors/Executives/Employees
- ⊗ No Pledging of Stock by Directors/Executives/Employees

2017 PricewaterhouseCoopers LLP Services and Fees

Type of Professional Service	Fiscal 2017	Fiscal 2016
Audit Fees	$2,427,219	$3,279,500
Audit-Related Fees[1]	$ 160,848	$ 557,000
Tax Fees[2]	$1,478,003	$1,570,915
All Other Fees[3]	$ 1,800	$ 1,800

[1] Consists principally of fees for services related to comfort letter procedures in connection with a public debt offering in 2016 and consultations concerning financial accounting and reporting standards.

(2) Consists principally of fees related to tax compliance, tax planning and tax advice services, and tax compliance services related to PTC's expatriate employees (including assistance with individual tax compliance that PTC provides as a benefit to these employees) as follows:

Type of Tax Service	Fiscal 2017	Fiscal 2016
Tax compliance and preparation services (comprised of preparation of original and amended tax returns, claims for refunds, and tax payment planning services)	$ 288,717	$ 286,502
Tax compliance services related to PTC's expatriate employees	$ 530,805	$ 373,541
Other tax services, including tax planning and advice services and assistance with tax audits	$ 658,482	$ 910,872
Total	$1,478,003	$1,570,915

(3) Consists of fees for accounting research software.

See Proposal 3 on page 51 for more information about PricewaterhouseCoopers LLC's services.

CORPORATE RESPONSIBILITY

We recognize the close connection between our success and our ability to make a positive impact on our customers, our employees and the planet. Giving back to communities, embracing a culture of diversity and inclusion, sustaining the environment, and practicing sound ethics aren't just the right thing to do. These efforts help make us an employer of choice, differentiate our brand, and support profitable and responsible growth.

COMMUNITY ENGAGEMENT



We engage in the global community and support our employees that do so as well.

We support important educational initiatives through the For Inspiration and Recognition of Technology (FIRST) program, which engages children from kindergarten through high school worldwide in research and robotics programs, the City Year program in Boston, which pairs Americorps members to support local middle and high school students, Girls Who Code, which engages girls in software coding, and in-kind donations to educational institutions.

We match our employees' charitable donations, including supporting communities impacted by disasters through corporate donations to relief organizations.

We also provide our employees with paid time off to volunteer with community organizations.

DIVERSITY & INCLUSION



Inclusion and diversity are key to our success. We seek employees with diverse backgrounds and insights and are committed to creating a culture of innovation and inspiration where all employees feel a sense of ownership and pride in our success.

PTC was named a Top Place to Work by The Boston Globe in 2017.

SUSTAINABILITY



As a company that operates globally, we seek to reduce and mitigate our environmental impact through our sustainability initiatives.

Our sustainability initiatives include recycling programs, energy and resource conservation programs, and public transportation support programs.

Our new world headquarters building in the Boston Seaport is expected to receive LEED Platinum certification.



Proxy Statement for 2018 Annual Meeting of Stockholders

Table of Contents

Information about the Annual Meeting and Voting

2018 Annual Meeting of Stockholders



Date and Time
Thursday, March 8, 2018
8:00 a.m.
Eastern Standard Time



Place
PTC Inc.
140 Kendrick Street
Needham, MA 02494

Proposals to be Voted on at the Meeting

Proposal	Board Recommendation
Elect eight directors to serve until the 2018 Annual Meeting of Stockholders.	**FOR**
Advisory vote to approve the compensation of our named executive officers (Say-on-Pay).	**FOR**
Advisory vote to confirm the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.	**FOR**

How You May Vote

All stockholders as of January 10, 2018 have the right to attend and vote at the Annual Meeting of Stockholders. You may vote by proxy in advance of the meeting. You may attend the meeting even if you have voted by proxy before the meeting. **In order to establish a quorum and to facilitate the tabulation of votes, please vote before the meeting, even if you plan to attend the meeting.**

VOTING BY PROXY	VOTING IN PERSON
To vote, you should follow the voting instructions in the notice or proxy card sent to you.	If you wish to vote in person, you must have the required documentation described below with you.
You may vote by Internet or, if you received a proxy card, by telephone or mail.	If you are a record holder (that is, you hold your shares directly and not through a brokerage account), you should bring a government issued document that identifies you (such as a Driver's License or Passport).
If you vote by proxy, your shares will be voted at the meeting as you instruct. If you submit your proxy but do not provide instructions, your shares will be voted in accordance with the Board's recommendations as set forth above. If any matter not listed in the Notice of Meeting is properly presented at the Annual Meeting, your shares will be voted in accordance with the designated proxies' best judgment.	If you are a beneficial holder (that is, you hold your shares through a brokerage account), you will need to obtain a legal proxy from the brokerage firm to enable you to vote at the meeting. You should also bring a government issued document that identifies you.

You have one vote for each share of common stock that you owned at the close of business on January 10, 2018. On that date, there were 116,125,979 shares outstanding. **Information about the Annual Meeting, voting and other administrative matters begins on page 61.**

We made this proxy statement available to stockholders on January 24, 2018.



Proposal 1

Election of Directors

The Board is elected by the stockholders to represent and protect their interest in PTC. The Board selects and oversees the members of senior management, who are responsible for conducting the business of PTC.

Election Process and Voting Standard

All directors stand for election each year. Directors are elected by a plurality of votes received. However, we maintain a Majority Voting Policy for uncontested director elections that requires a director who does not receive a majority of the votes cast in favor of his or her election to promptly tender his or her resignation from the Board. The Corporate Governance Committee will consider the resignation and recommend to the Board whether or not to accept the resignation. The Board will use its best efforts to act on the resignation and publicly disclose its decision and its rationale within 90 days following certification of the election results. The director who tenders his or her resignation may not participate in the decisions of the Corporate Governance Committee or the Board that concern the resignation.

Director Nominations

The Corporate Governance Committee is responsible for identifying and evaluating nominees for director and for recommending to the Board a slate of nominees for election at each Annual Meeting of Stockholders. Candidates may be suggested by directors, management, stockholders or a search firm retained by the Committee. Stockholders that wish to nominate a candidate may do so in accordance with the procedures described in STOCKHOLDER PROPOSALS AND NOMINATIONS. Candidates properly nominated by stockholders will be given the same consideration as other proposed candidates.

Director Qualifications

The Corporate Governance Committee's mandate is to create and maintain a Board with a diversity of skills and attributes that is aligned with PTC's current and anticipated future strategic needs. Beyond a few general requirements, the Corporate Governance Committee does not rely on a fixed set of qualifications for director nominees, but considers the composition of the Board as a whole and the experience and skills each director nominee brings to the Board.

PTC values diversity and believes that diversity among the directors as to personal and professional experiences, opinions, perspectives and backgrounds, as well as diversity with respect to race, ethnicity, gender, age and cultural backgrounds, is desirable. The Committee does not maintain a diversity policy, but seeks to achieve diversity through its thoughtful selection of qualified candidates.

QUALIFICATIONS REQUIRED OF ALL DIRECTORS

The Corporate Governance Committee considers each candidate's character and professional ethics, judgment, leadership experience, business experience and acumen, familiarity with relevant industry issues, national and international experience and such other relevant skills and experience as may contribute to the Board's effectiveness and PTC's success. In addition, all candidates must be able to dedicate sufficient time and resources for the diligent performance of the duties required of a member of the Board of Directors and must not hold positions or interests that conflict with their responsibilities to PTC. Candidates must also comply with any other minimum qualifications for either individual directors or the Board as a whole mandated by applicable laws or regulations. The Committee will also consider whether the candidate is independent of PTC as at least a majority of members of the Board of Directors must qualify as independent in accordance with Nasdaq independence rules.

SPECIFIC QUALIFICATIONS, SKILLS AND EXPERIENCE REQUIRED OF THE BOARD

The Committee believes that certain qualifications, skills and experience should be represented on the Board, as described below, although not every member of the Board must possess all such qualifications, skills and experience to be considered capable of making valuable contributions to the Board.


Leadership

Our business is complex and evolving rapidly. CEOs and persons who have led operating business units of significant size have proven leadership experience in developing and advancing a vision and making executive-level decisions.


Financial

Our business and financial model is complex and multinational. Individuals with financial expertise are able to identify and understand the issues associated with our business and financial model.


Software Industry

We are an enterprise software company. Those with enterprise software experience are better able to understand the risks and opportunities facing our business.


Strategy

Our success depends on successful development and execution of our corporate strategy.


Manufacturing

We primarily serve companies in the manufacturing industry. Understanding of this industry enhances understanding of how we can best address the needs of our customers.


Marketing

Our business depends on successfully creating awareness of our products and entering new markets. Persons with marketing experience can help us identify ways to do so successfully.


Research and Development

Our business depends on the success of our research and development efforts to develop our products and expand our offerings. Experience in this area enhances understanding of the challenges we face and best practices.


Global

We are a global company, with approximately 40% of our revenue coming from the Americas, 40% from Europe and 20% from the Asia-Pacific region. Global experience enhances understanding of the complexities and issues associated with running a global business and the challenges we face.

Director Nominees

All of the current directors are up for reelection. Information about each of the director nominees, including their qualifications, skills and experience that led the Corporate Governance Committee and the Board to conclude that the director should serve as a director of the company, is discussed below. Information about their PTC stock ownership is set forth in INFORMATION ABOUT PTC COMMON STOCK OWNERSHIP – Stock Owned by Directors and Officers.

INDEPENDENCE OF OUR DIRECTORS

Our Board of Directors has determined that Messrs. Schechter, Fernandez, Grierson, Hoehn and Lacy and Ms. Chaffin and Ms. Lathan are independent under applicable Nasdaq rules. None of the independent directors, to our knowledge, has any business, financial, family or other type of relationship with PTC or its management that would impact the director's independence.

 The Board of Directors recommends that you vote **FOR** the election of all of the director nominees.



Board Committees:
Corporate Governance (Chair)
Audit

Other Public Company Boards:
Synopsys, Inc.
International Game Technology
(2010-2015)
Informatica Corporation
(2001-2008)

Janice D. Chaffin
Director since 2013, Age 63



Ms. Chaffin served as Group President, Consumer Business Unit of Symantec, a global leader in providing cybersecurity solutions, from April 2007 until her retirement in March 2013 and as Chief Marketing Officer of Symantec from 2003 to 2007. Prior to that, she spent over twenty years at Hewlett-Packard Company, in management and marketing leadership positions.

Ms. Chaffin brings to the Board significant leadership experience with large global technology companies. Ms. Chaffin's skills include financial and accounting expertise as a result of her positions at Symantec Corporation and Hewlett-Packard Company and her service on the Audit Committees of Synopsys, International Game Technology and Informatica. In 2015, Ms. Chaffin completed the requirements to become a NACD Fellow, the highest level of credentialing for corporate directors and corporate governance professionals by the National Association of Corporate Directors. To become a NACD Fellow, Ms. Chaffin demonstrated knowledge of the leading trends and practices that define exemplary corporate governance today and committed to developing professional insights through a comprehensive program of ongoing study.

Ms. Chaffin holds a Bachelor of Arts from the University of California, San Diego and a Masters of Business Administration from the University of California, Los Angeles.

👥 Leadership   💵 Financial   ⬇ Software Industry   📈 Strategy   🏭 Manufacturing   🛒 Marketing   📁 Research and Development   🌐 Global



Board Committees:
Audit

Other Public Company Boards:
Yext, Inc.
Marketo, Inc. (January 2006 –
August 2016)
Tibco Software, Inc.
(June 2014 – December 2014)

Phillip M. Fernandez
Director since 2016, Age 57



Mr. Fernandez was a Venture Partner at Shasta Ventures, a venture capital firm, from January 2017 until his retirement in January 2018. Mr. Fernandez was a founder of Marketo, Inc., a global digital marketing software company, and served as its Chief Executive Officer and President from January 2006 to August 2016. Prior to that, he was with Epiphany, Inc., a marketing software company acquired by SSA Global Technologies, Inc., from 1999 to 2005, including as President and Chief Operating Officer from July 2003 until September 2005.

Mr. Fernandez has demonstrated leadership experience as a result of his service at Marketo, Inc. and at Epiphany, Inc. He has also gained significant marketing experience through his role at Marketo, Inc. Mr. Fernandez is also a well-known writer and speaker on topics related to digital marketing, marketing automation, big data, and entrepreneurialism, and is the author of Revenue Disruption: Game-Changing Sales and Marketing Strategies to Accelerate Growth (Wiley, 2012).

Mr. Fernandez holds a Bachelor of Arts in History from Stanford University.



Board Committees:
Compensation (Chair)
Corporate Governance

Donald K. Grierson
Director since 1987, Age 83



Mr. Grierson served as Chief Executive Officer and President of ABB Vetco Gray, Inc., an oil services business, from September 2002 until his retirement in November 2004 and from 1991 to March 2001. He served as Executive Director of ABB Vetco Gray, Inc. from March 2001 to September 2002. Prior to that, Mr. Grierson was a Senior Vice President, Group Executive at General Electric Company and was involved with several high-tech venture capital companies.

Mr. Grierson has significant leadership, management and operating experience as a result of his service at ABB Vetco International, ABB Vetco Gray and General Electric. His skills also include financial and accounting expertise as a result of his positions at ABB Vetco International and ABB Vetco Gray, Inc. as well as his previous service on the PTC Audit Committee. Furthermore, Mr. Grierson has extensive knowledge of the markets in which PTC operates as a result of his tenure on the PTC Board and extensive knowledge of the manufacturing industry as a result of his experience at ABB Vetco International, ABB Vetco Gray, GE, and his service as a director of Cadence and Oracle.

Mr. Grierson holds a Masters of Business Administration from Xavier University and a Bachelor of Science degree in Mechanical Engineering from Ohio University.

👥 Leadership   💵 Financial   ☁ Software Industry   📈 Strategy   🏭 Manufacturing   🛒 Marketing   📁 Research and Development   🌐 Global



Board Committees:
None

Other Public Company Boards:
Sensata Technologies
Holdings N.V.

James E. Heppelmann
Director since 2008, Age 53



Mr. Heppelmann has served as the President and Chief Executive Officer of PTC since October 2010. He was Chief Operating Officer of PTC from March 2009 to September 2010, Executive Vice President and Chief Product Officer of PTC from February 2003 to February 2009, and Executive Vice President, Software Solutions and Chief Technology Officer of PTC from June 2001 to January 2003. Mr. Heppelmann joined PTC in 1998.

Mr. Heppelmann brings to the Board significant leadership experience in the enterprise software industry as a result of his positions at PTC Inc. and his position at Windchill Technology, Inc., where he was the founder and President prior to its acquisition by PTC. Through his tenure at PTC, he has developed extensive knowledge of PTC's history, technologies and the markets in which PTC operates. Additionally, Mr. Heppelmann has marketing experience as a result of his position as Chief Product Officer of PTC, in which role he was also responsible for PTC's Marketing function. His skills also include technology and research and development expertise as a result of his positions as Chief Product Officer and Chief Technology Officer, and at Windchill Technology, Inc.

Mr. Heppelmann holds a Bachelor's degree in Mechanical Engineering from the University of Minnesota.



Board Committees:
Corporate Governance

Klaus Hoehn
Director since 2015, Age 66



Mr. Hoehn serves as the Vice President, Advanced Technology and Engineering, at Deere & Company, an agricultural, construction, commercial and consumer equipment manufacturer, a position he has held since January 2006. He joined Deere & Company in 1992 and has served in a number of engineering and product development roles at the company.

As a result of his positions at Deere & Company, Mr. Hoehn has extensive knowledge of manufacturing and the markets in which PTC operates, as well as extensive knowledge of PTC software, including as a user of PTC software. Mr. Hoehn's experience at Deere, a customer of PTC, makes him uniquely qualified to serve as the "voice of the customer" on the Board. His skills also include technology and research and development expertise as a result of his positions at Deere, including in his current role, where he has corporate-level responsibility for directing advanced technology development and engineering services that support worldwide agricultural, construction, and commercial and consumer equipment design and manufacturing.

Mr. Hoehn holds a Bachelor's degree, a Master's degree, and a Doctorate degree in Mechanical and Agricultural Engineering from Rostock University in Germany.

👥 Leadership   💵 Financial   ☁ Software Industry   📈 Strategy   🏭 Manufacturing   🛒 Marketing   📁 Research and Development   🌐 Global



Paul A. Lacy
Director since 2009, Age 70



Mr. Lacy served as President of Kronos Incorporated, a global enterprise software company, from May 2006 until his retirement in June 2008. He served as President, Chief Financial and Administrative Officer, of Kronos from November 2005 through April 2006, and as Executive Vice President and Chief Financial and Administrative Officer of Kronos from April 2002 through October 2005.

Mr. Lacy's skills include extensive financial accounting and manufacturing expertise as a result of his positions at Kronos. During his tenure at Kronos, Kronos grew from a $26 million hardware company into a $662 million public global enterprise software company. Mr. Lacy also gained significant leadership and public company software experience as a result of his positions at Kronos Incorporated.

Mr. Lacy holds a Juris Doctor from Boston College Law School and Bachelor of Science in Accounting from Boston College.

Board Committees:
Audit (Chair)
Compensation
Corporate Governance



Corinna Lathan
Director since 2017, Age 50



Dr. Corinna Lathan is the Chief Executive Officer, Co-Founder and Chair of the Board of AnthroTronix, Inc., a biomedical engineering research and development company that creates diverse products in robotics, digital health, wearable technology, and augmented reality, a position she has held since July 1999. Prior to that, Dr. Lathan was an Associate Professor of Biomedical Engineering at The Catholic University of America and an Adjunct Associate Professor of Aerospace Engineering at the University of Maryland, College Park.

Dr. Lathan has extensive experience as a leader and technology innovator as a result of her work at AnthroTronix and brings to the Board deep expertise in human-technology interfaces for robotics and mobile technology platforms. Her significant experience and expertise in augmented reality and other technologies enable her to help us advance our Internet of Things strategy.

Dr. Lathan holds a B.A. in Biopsychology and Mathematics from Swarthmore College, and an S.M. in Aeronautics and Astronautics and Ph.D. in Neuroscience from MIT.

Board Committees:
Audit

Leadership Financial Software Industry Strategy Manufacturing Marketing Research and Development Global



Board Committees:
Audit
Compensation

Other Public Company Boards:
Telaria, Inc.
EXA Corporation
Unica Corporation (2005 - 2010)
Soapstone Networks, Inc.
(2003 - 2009)

Robert P. Schechter
Director since 2009, Age 69



Mr. Schechter served as the Chief Executive Officer of NMS Communications Corporation, a global provider of hardware and software solutions for the communications industry from 1995 until his retirement in 2008.

Mr. Schechter brings to the board significant financial and accounting expertise, as a result of his positions at NMS Communications Corporation and at Lotus Development Corporation, where he was the Chief Financial Officer. He was also a partner at Coopers & Lybrand LLP, an independent audit firm, and served as Chairman of its North East Region High Tech Practice. Through his position at NMS Communications Corporation, he gained relevant knowledge of the manufacturing market and process. He also acquired marketing experience as well as technology and research and development expertise as a result of his position as Senior Vice President at Lotus Development Corporation, where he was responsible for all sales, marketing, customer service and product development outside North America.

Mr. Schechter holds a B.S. from Rensselaer Polytechnic Institute and a Masters of Business Administration from the Wharton School of the University of Pennsylvania.

👥 Leadership 💵 Financial ☁ Software Industry 📈 Strategy 🏭 Manufacturing 🛒 Marketing 📁 Research and Development 🌐 Global

SUMMARY OF DIRECTOR NOMINEES

BOARD QUALIFICATIONS, SKILLS AND EXPERIENCE

The Board has a good balance of qualifications, skills and experience that the Corporate Governance Committee and the Board believe are essential to the effectiveness and success of the Board.


Leadership 8
Strategy 8
Global 8
Software Industry 7
Manufacturing 5
Financial 7
Research and Development 5
Marketing 4

A MAJORITY OF OUR BOARD IS INDEPENDENT


Non-Independent
Independent

STOCKHOLDER INTERESTS ARE PROTECTED

Seven of the eight director nominees are independent. The only director who is not independent is our President and CEO.

An independent board ensures that the directors exercise independent judgment, are willing to question management and are best suited to represent and protect the interests of stockholders.

DIRECTOR TENURE


20+ years
0-5 years
6-10 years

THE BOARD HAS A GOOD BALANCE OF TENURE

The Corporate Governance Committee and the Board strive to achieve a balance of service on the Board through a mix of new members and perspectives and members with longer tenure with institutional knowledge.



Corporate Governance

Board Leadership Structure

Our Board is led by an independent Chairman, Mr. Schechter. We believe this Board leadership structure serves the company and our stockholders well by providing independent leadership of the Board. However, if we were to decide that combining the Chairman and CEO positions would better serve the company and our stockholders, our policy is to have a Lead Independent Director.

Board Meetings and Attendance at the Annual Meeting

PTC's Board currently schedules five regular meetings during each fiscal year but will meet more often if necessary. The Board met 5 times in 2017. All directors attended all meetings held during their tenure in 2017.

We expect that each director will attend the Annual Meeting of Stockholders each year, barring other significant commitments or special circumstances. All of the then current directors attended the 2017 Annual Meeting of Stockholders.

The Committees of the Board

The Board has three standing committees: Audit, Compensation, and Corporate Governance. Each of the committees acts under a written charter, all of which are available on the Investor Relations page of our website at www.ptc.com. Mr. Heppelmann, our CEO, does not serve on any committee.

Director/Nominee	Audit	Compensation	Corporate Governance
Janice Chaffin **I**	■		👤
Phillip Fernandez **I**	■		
Donald Grierson **I**		👤	■
Klaus Hoehn **I**			■
Paul Lacy **I** 💵	👤	■	■
Corinna Lathan **I**	■		
Robert Schechter **I** 💵	■	■	
Total Meetings in 2017	**8**	**6**	**3**

I = Independent   👤 = Chair   ■ = Member   💵 = Audit Committee Financial Expert

Committee Attendance

All committee members attended all of their respective committee meetings in 2017.



Committee Chair:
Paul Lacy

Committee Members:
Janice Chaffin
Phillip Fernandez
Corinna Lathan
Robert Schechter

Audit Committee

Responsibilities

- Assists our Board in fulfilling its oversight responsibilities for accounting and financial reporting compliance and oversees our compliance programs.
- Reviews the financial information provided to stockholders and others, PTC's accounting policies, disclosure controls and procedures, internal accounting and financial controls, and the audit process.
- Meets with management and with our independent auditor to discuss our financial reporting policies and procedures, our internal control over financial reporting, the results of the independent auditor's examinations, PTC's critical accounting policies and the overall quality of PTC's financial reporting, and reports on such matters to the Board.
- Meets with the independent auditor, with and without PTC management present.
- Appoints (and, if appropriate, replaces), evaluates, and establishes the compensation of, the independent auditor.
- Reviews the independent auditor's performance in conducting the annual financial statement audit and the audit of our internal control over financial reporting, assesses independence of the auditor, and reviews the auditor's fees.
- Reviews and pre-approves audit and non-audit related services that may be performed by the independent auditor.

Independence and Financial Expertise

- All members are "independent directors" under both SEC rules and the Nasdaq Stock Market listing requirements.
- No member has ever been an employee of PTC or any of its subsidiaries.
- The Board of Directors has determined that Mr. Schechter and Mr. Lacy qualify as Audit Committee Financial Experts, as defined by the SEC.



Committee Chair:
Donald Grierson

Committee Members:
Paul Lacy
Robert Schechter

Compensation Committee

Responsibilities

- Establishes the compensation levels for our executive officers.
- Oversees our employee compensation programs, including the corporate bonus programs.
- Sets performance goals for compensation of executive officers and evaluates performance against those goals.
- Oversees our equity compensation plans.

May engage compensation consultants or other advisors to provide information and advice to the Committee.

Independence

- All Committee members are "independent directors" under The Nasdaq Stock Market listing requirements.



Committee Chair:
Janice Chaffin

Committee Members:
Donald Grierson
Klaus Hoehn
Paul Lacy

Corporate Governance Committee

Responsibilities

- Oversees the director recruitment process, including the assessment of qualifications and skills sought in new directors and the retention of search firms to assist in the identification of potential candidates.
- Reviews the composition of the Board and makes recommendations regarding nominees for election to the Board.
- Makes recommendations to the Board about the composition of committees of the Board.
- Develops and recommends policies and processes regarding corporate governance.
- Reviews and makes recommendations to the Board with respect to director compensation.
- Maintains a CEO succession plan to ensure continuity of leadership for PTC.

Independence

- All Committee members are "independent directors" under The Nasdaq Stock Market listing requirements.

Risk Oversight

The Board and the relevant committees review with PTC's management the risk management practices for which they have oversight responsibility. Since overseeing risk is an ongoing process and inherent in PTC's strategic decisions, the Board and the relevant committees do not view risk in isolation, but discuss risk throughout the year in relation to ongoing operations and proposed actions and initiatives.


Audit
PTC Financial Condition and Debt
Financial Accounting and Reporting
Cybersecurity and IT Programs
Taxes
Subscription Transition
Compliance Programs
Board
Compensation
Overall PTC Compensation Practices, Policies and Programs
Board has ultimate responsibility for risk oversight.
Directly oversees all risk not addressed by a committee.
Corporate Governance
Director Nominations
Composition of the Board
CEO Succession Planning
Director Compensation

Communications with the Board

Stockholders may send communications to the Board of Directors in the manner described in **Contact the Board** on the Investor Relations page of our website, www.ptc.com.

Director Compensation

We pay our non-employee directors a mix of cash and equity compensation. The amounts established for the annual Board and committee cash and equity retainers for the most recent year are shown in the table below. The retainers are the only compensation paid for service as a director; we do not pay meeting fees for attendance at board or committee meetings.

	Annual Cash Retainer	Annual Equity Retainer	Committee Chair Retainer	Committee Member Retainer
Chairman of the Board	$115,000	$300,000		
Other Directors	$ 50,000	$250,000		
Audit Committee			$15,000	$15,000
Compensation Committee			$12,500	$12,500
Corporate Governance Committee			$ 7,500	$ 7,500



AVERAGE ANNUAL RETAINER

18% Cash

82% Equity

Director Compensation Process and Decisions

ANNUAL COMPENSATION

The Board establishes the annual compensation for the directors at the meeting of the Board of Directors held directly after the Annual Meeting of Stockholders. In setting such compensation, the Board considers the recommendation of the Corporate Governance Committee. In making its recommendation for 2017, the Corporate Governance Committee considered a competitive assessment of the directors' compensation with that of our compensation peer group (shown on page 31) and reviewed each element of compensation to determine whether the compensation is competitive and reasonable for the services provided by the directors. Based on that review, the annual equity compensation for all directors, other than the Chairman, was increased by $10,000. For 2017, after inclusion of the equity compensation adjustment, the directors' compensation was positioned at the 65th percentile of the compensation peer group.

We provide a higher annual retainer for service as the Chairman of the Board given the additional work required by that position, but do not pay a committee chair retainer to the Chairman of the Board for service as the Chair of any committee. We provide different retainers for the Chairs and members of the various committees based on the anticipated level of work required with respect to the position and the committee.

We also believe that providing a majority of our directors' annual retainer compensation in the form of equity rather than cash serves to further align the interests of our directors with our stockholders as they become stockholders themselves.

NEW DIRECTOR COMPENSATION

The Board establishes the compensation for a new director at the time of election. For the annual cash and equity compensation, that compensation is pro-rated based on the annual compensation amounts established for the other directors. We also make a one-time equity grant that vests over two years in an amount determined in accordance with the company's prior practice and a competitive assessment of director compensation practices. The award is meant to increase the director's stock ownership over time to further align the director's interests with those of PTC stockholders and to compensate the director for the investment of time the director will make in understanding our business.

Director Stock Ownership Policy; No Hedging or Pledging of PTC Stock

Because we believe our directors' interests are best aligned with those of our stockholders if they maintain significant exposure to our stock, our non-employee directors:

- Are required to attain and maintain an ownership level of PTC common stock. Our Director Stock Ownership Policy is available on the Investor Relations page of our website at www.ptc.com.
  - The required level is 5x their annual Board cash retainer (unvested restricted stock, RSUs and options are not counted toward the ownership requirement).

- May not hedge or pledge PTC stock.

2017 Director Compensation

The amounts shown in the **Fees Earned or Paid** in Cash column of the table are each director's annual board and committee retainer fees. The amounts shown in the **Stock Awards** column of the table are the value of the restricted stock unit (RSU) awards made to the directors during the year.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Total ($)
Robert Schechter Chairman of the Board	$142,500	$299,991[3]	$442,491
Janice Chaffin Chair, Corporate Governance Committee	$ 92,000	$249,983[3]	$341,983
Phillip Fernandez	$ 71,000	$249,983[3]	$320,983
Donald Grierson Chair, Compensation Committee	$ 82,500	$249,983[3]	$332,483
Klaus Hoehn	$ 56,000	$249,983[3]	$305,983
Paul Lacy Chair, Audit Committee	$100,000	$249,983[3]	$349,983
Corinna Lathan[4]	$ 3,125	$510,408[4]	$536,095
Renato Zambonini[5]	$180,167	$249,983[3]	$430,150

[1] As an employee of PTC, Mr. Heppelmann, our President and Chief Executive Officer, receives no compensation for his service as a director and, accordingly, is not shown in the Director Compensation table.

[2] The number of outstanding RSUs held by each director as of September 30, 2017 is shown in the table below. No director held options.

Name	Restricted Stock Units
Janice Chaffin	4,484
Phillip Fernandez	10,087
Donald Grierson	4,484
Klaus Hoehn	4,484
Paul Lacy	4,484
Corinna Lathan	9,560
Robert Schechter	5,381
Renato Zambonini	0

[3] Grant date fair value of restricted stock units granted on March 1, 2017, calculated by multiplying the number of RSUs granted by the closing price of our common stock on the NASDAQ Stock Market on the grant date, $55.75 per share.

[4] Ms. Lathan joined the Board on August 15, 2017 and received a one-time new director equity award of 7,023 RSUs, which award vests in two equal installments on the first and second anniversaries of her service as director, and a pro-rated annual equity award of 2,537 RSUs. The grant date fair value is equal to the number of RSUs granted multiplied by the closing price of our common stock on the NASDAQ Stock Market on the grant date, $53.39 per share.

[5] Mr. Zambonini died in July 2017. The fees shown are board and committee fees for his service for the period prior to his death and a one-time cash payment in lieu of equity for service for the year prior to his death. The stock awards shown were forfeited upon his death.

Proposal 2

Advisory Vote on the Compensation of our Named Executive Officers

This advisory vote on the compensation of our Chief Executive Officer and our other executive officers named in the Summary Compensation Table (our "named executive officers") gives stockholders the opportunity to express their views on our named executive officers' compensation for 2017. This "say-on-pay" vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers. Additional information about their compensation is discussed in COMPENSATION DISCUSSION AND ANALYSIS and in EXECUTIVE COMPENSATION.

 **The Board of Directors recommends that you vote FOR the approval of the compensation of our named executive officers as disclosed in COMPENSATION DISCUSSION AND ANALYSIS and the tables and related disclosures contained in EXECUTIVE COMPENSATION.**

Why You Should Approve the Compensation of our Named Executive Officers

Our compensation programs are designed to pay for performance. A significant portion of the compensation of our named executive officers is comprised of performance-based pay. For 2017, 51% of our CEO's target compensation was performance-based and 49% of our other named executive officers' target compensation was performance-based. The executives may also earn amounts above their target compensation under their performance-based equity, up to a cap, for performance above target performance. Conversely, if the performance measures are not achieved, those performance-based amounts are not earned or paid, as was the case in 2015 when the executives did not earn and were not paid any portion of their annual cash bonus or performance-based equity, and in 2016 when the executives did not earn any of their annual upside equity.

2017 TARGET COMPENSATION



Our compensation programs provide a strong correlation between pay and performance as demonstrated by our performance against our strategic goals, stock price growth and achievement against our short-term and long-term incentive plan targets in 2017. We exceeded our short-term incentive plan targets due primarily to the strength of our IoT business in the year. We also outpaced our peers in stock price performance as demonstrated by finishing at the 76th percentile in relative Total Shareholder Return (TSR) under our long-term equity incentive plan. Finally, we partially achieved the upside annual equity measures, representing a significant stretch beyond our planned growth targets in our IoT business.

The table below shows the performance measures for the 2017 cash bonus plan, the upside annual equity and the long-term performance-based equity, and achievement under those performance measures.

2017 PERFORMANCE-BASED COMPENSATION

Component	Performance Measure	Target	Upside Target	% Achieved	% Earned
Annual Cash Bonus	Software Subscription ACV[1]	$146.7M	$161.3M	110.6%	100%[3]
	New IoT and Connected Applications Bookings[1]	$90M	$108M		
	Non-GAAP Operating Expense[2]	$688M	$678M		

Component	Performance Measure	Target		% Earned
Annual Upside Equity	New IoT and Connected Applications Bookings[1]	$127.5M[4]		49.2%
Long-Term Performance Equity[5]	FY17 Relative Total Shareholder Return (TSR)	50th Percentile		152.5%

[1] Our ACV and Bookings operating measures are described on Appendix A.

[2] Non-GAAP Operating Expense is described on Appendix A.

[3] Payouts under the annual cash bonus plan were capped at 100%, even if performance exceeded the targets. Weighting among the performance measures and credit for exceeding the targets resulted in aggregate achievement at 110.6%.

[4] The base of the range was set at our fiscal plan target of $90 million, with no amounts earned until that threshold was surpassed.

[5] One-third of total grant eligible to vest for each of 2017, 2018 and 2019 performance periods. Performance measures for 2018 are FY17-FY18 relative TSR and for 2019 are relative TSR FY17-FY19.

Our compensation programs are designed to align our executives' interests with our stockholders' interests. In addition to weighting our executives' compensation to performance-based pay, a substantial portion of their compensation is in the form of equity (RSUs) that vests over three years. Moreover, our executives are subject to substantial stock ownership requirements and to clawback of incentive compensation in certain circumstances. These elements serve to align our executives' interests with those of our stockholders in the long-term value of PTC.



THREE-YEAR VESTING OF RSUs **+** SUBSTANTIAL STOCK OWNERSHIP REQUIREMENTS **+** CLAWBACK PROVISIONS **=** **ALIGNED INTERESTS BETWEEN OUR EXECUTIVES AND STOCKHOLDERS**

Our compensation programs are developed by independent directors advised by an independent consultant. Our Compensation Committee is comprised only of independent directors and retains an independent compensation consultant to advise it on appropriate compensation practices.

Effect of Say-on-Pay Vote

This say-on-pay vote, which is required by Section 14A of the Securities Exchange Act of 1934, is advisory only and is not binding on the company, the Compensation Committee or our Board of Directors. Although the vote is advisory, we, our Compensation Committee and our Board of Directors value the opinions of our stockholders and will consider the outcome of this vote when establishing future compensation for our executive officers. We hold such a vote each year.

Compensation Discussion and Analysis

As discussed in Proposal 2, we are conducting a "say-on-pay" vote that asks you to approve the compensation of our named executive officers as described in this section and in the tables and accompanying narrative contained in EXECUTIVE COMPENSATION.

The Compensation Committee of our Board of Directors determines the compensation for our executives. We discuss below our executive compensation program and the compensation decisions made for 2017 for our Chief Executive Officer, our Chief Financial Officer, and the three other executive officers and our former executive officer named in the Summary Compensation Table (collectively, our "named executive officers").

Executive Summary of our Compensation Practices and 2017 Compensation

WE PAY FOR PERFORMANCE

3-YEAR: CEO TOTAL REALIZABLE COMP. VS TSR CAGR



3-YEAR: OTHER NEO TOTAL REALIZABLE COMP. VS TSR CAGR



WE ARE RESPONSIVE TO STOCKHOLDERS

Over recent years we have made significant changes to our executives' compensation in response to say-on-pay votes and comments from stockholders and proxy advisory firms. These changes include:

- Adopting separate performance measures for our annual cash bonus and our long-term performance-based equity;
- Introducing multi-year performance periods for our long-term performance-based equity;
- Adopting a clawback policy; and
- Eliminating all single-trigger vesting in connection with a change in control.

We received strong stockholder support for our executives' compensation for 2016. We considered that vote when making executive compensation decisions for 2017. Based on the strong support we received for 2016, we believe stockholders support how we have structured our executives' compensation overall and we did not make any substantive changes to the structure of our executives' compensation for 2017.

OUR COMPENSATION PRACTICES PROTECT STOCKHOLDERS

- ✓ Our long-term performance-based equity awards have performance measures that cover three years and our service-based equity awards vest over a period of three years to ensure that our executives maintain a long-term view of stockholder value.

- ✓ The amounts our executives can earn under our annual corporate performance-based incentive plans are capped. Accordingly, amounts earned under the annual plan are predictable and performance above incentive plan targets benefits stockholders.

- ✓ We have a compensation clawback policy under which incentive compensation paid to our executive officers that is subsequently determined not to have been earned due to restatement of prior period financial results may be recovered from those officers.

- ✓ We design our compensation policies and practices to mitigate risk to the company that could be posed by those policies and practices.

- ✓ We do not provide perquisites or supplemental retirement benefits to our executives.

- ✓ We require our executives to maintain specified levels of ownership of our stock to ensure that their interests are even more effectively linked to those of our stockholders. (See **Equity Ownership** on page 39.)

- ✓ We do not allow our executives to hedge their exposure to ownership of, or interest in, PTC stock; nor do we allow them to engage in speculative transactions with respect to PTC stock or to pledge their PTC stock.

- ✓ Our executive agreements:
  - ▪ do not contain tax "gross-ups" on "golden parachute" payments in connection with a change in control, and we have committed that we will not include such a gross-up in any future executive agreements;
  - ▪ contain "double triggers" that require termination in connection with a change in control before vesting of any equity is accelerated; and
  - ▪ provide only limited severance benefits, and no equity acceleration, in connection with terminations without cause absent a change in control.

2017 Compensation

Our compensation programs emphasize performance-based compensation tied to strategic initiatives and increases in stockholder value. As discussed in our Chairman's letter and the proxy statement summary above, and in our Annual Report to Stockholders that accompanied this proxy statement, 2017 was a successful year for PTC. We executed on our strategic initiatives to increase our growth rate, improve our margins and transition to a subscription licensing model. Our results were supported by our performance-based compensation initiatives and our executives were appropriately compensated for delivering those results.

COMPONENTS OF TARGET COMPENSATION FOR 2017

Our executives' target compensation for 2017 consisted of the components described below.



BASE SALARY
Provide a base level of competitive cash compensation.

SERVICE-BASED RSUs
Align the executive's long-term interests with the long-term interests of stockholders and retain the executive, with performance-based upside to focus the executives on specific aspirational performance goals for the current fiscal year.

ANNUAL INCENTIVE BONUS
Focus the executive on achieving specific performance goals related to PTC's business plan for the current fiscal year.

LONG-TERM TSR PERFORMANCE-BASED RSUs
Align the executive's long-term interests with the long-term interests of PTC and stockholders by focusing the executive on driving increases in stock price and delivering stockholder value over a three year period.

CEO Compensation Components — Performance-based pay 51%: 9%, 40%, 11%, 40%

Other NEO Compensation Components — Performance-based pay 49%: 14%, 37%, 12%, 37%

2017 ANNUAL BONUS PLAN

Performance Measure	Weighting	Target	Upside Target	% Achieved	% Earned
Software Subscription ACV[1]	1/3	$146.7M	$161.3M		
New IoT and Connected Applications Bookings[1]	1/3	$90M	$108M	110.6%	100%[3]
Non-GAAP Operating Expense[2]	1/3	$688M	$678M		

[1] Our Annualized Contract Value (ACV) and Bookings operating measures are described on Appendix A.
[2] Non-GAAP Operating Expense is described on Appendix A.
[3] Payouts under the annual cash bonus plan were capped at 100%, even if performance exceeded the targets. Weighting among the performance measures and credit for exceeding the targets resulted in aggregate achievement at 110.6%

2017 ANNUAL UPSIDE PERFORMANCE-BASED EQUITY

Performance Measure	Threshold	Target	% Earned
New IoT and Connected Applications Bookings	$90 million	$127.5 million	49.2%

2017 LONG-TERM PERFORMANCE-BASED EQUITY

Performance Measure	Three Performance Periods		
	(One-Third of Grant Eligible to be Earned per Period)		
Relative Total Shareholder Return (TSR)	FY 2017	FY 2017 – 2018	FY 2017 – 2019

Performance Period	Below Threshold	Threshold	Target	Interim Upside Target	Upside Target	% Earned
	Below 25th Percentile	25th Percentile	50th Percentile	75th Percentile	90th Percentile	152.53%
FY 2017						
% Target RSUs to be Earned	0%	50%	100%	150%	200%	
				76th Percentile		

Compensation Philosophy & Objectives

We believe that our compensation plans should align our executives' interests with those of our stockholders and reward our executives for their contributions to the long-term success of PTC. We also believe that a substantial portion of our executives' compensation should be performance-based to create appropriate incentives for achieving performance objectives established by the Committee.

Accordingly, we design our compensation plans and associated performance objectives to:

Support the long-term financial plan and goals of PTC

Motivate our executives to advance the interests of PTC and increase stockholder value, while balancing associated risk

Given the importance of people to the success of a software company, retain our executives and attract talented individuals to the company.

Reward our executives for their contributions to the success of PTC

Compensation Setting Process

The Compensation Committee establishes the compensation for our executive officers. The Committee may engage compensation consultants or other advisors to provide information and advice to the Committee. The costs of such engagements are paid by PTC. The Committee also works with management to ensure compensation is aligned with PTC's business plan and long-term strategy.

INDEPENDENT COMPENSATION CONSULTANT

The Committee engaged Pearl Meyer & Partners, LLC as its independent compensation consultant for 2017. The Committee has assessed the independence of Pearl Meyer and determined that Pearl Meyer is independent of PTC and has no relationships that could create a conflict of interest with PTC. As part of its assessment, the Committee considered the fact that Pearl Meyer provides no other services to PTC and consults with PTC's management only as necessary to provide the services described below.

Pearl Meyer provides a range of services to the Committee to support the Committee in fulfilling its responsibilities, including providing legislative and regulatory updates, peer group compensation data so that the Committee can set compensation for executives, advice on the structure and competitiveness of our compensation programs, and advice on the consistency of our programs with our executive compensation philosophy. Pearl Meyer attends Committee meetings, reviews compensation data with the Committee, and participates in discussions regarding executive compensation issues. The Committee meets with Pearl Meyer with and without PTC management present. Pearl Meyer does not determine or recommend the amount or form of compensation established.

CONSULTATION WITH MANAGEMENT

Members of management, including our Chief Executive Officer and President, our Chief Financial Officer, our Executive Vice President, Strategy (who is responsible for Human Resources), our Corporate Vice President, Human Resources, and our General Counsel, participate in Compensation Committee meetings as requested by the Committee to present and discuss the materials provided, including recommendations to be considered relative to executive pay and competitive market practices. These members of management primarily assist the Committee in understanding PTC's business plan and long-term strategic direction, developing the performance targets for our performance-based compensation, and understanding the technical or regulatory considerations as well as the motivational factors of the decisions that are intended to drive executive and company performance. Although the Committee solicits input and perspective from management with respect to executive compensation, decisions on executive compensation are made solely by the Committee and, in the case of the Chief Executive Officer's compensation, without the presence of the Chief Executive Officer.

MIX OF COMPENSATION COMPONENTS

Our executives' compensation consists of a mix of base salary, annual incentive cash bonus, and performance-based and service-based equity (as shown in the graphic in Executive Summary of 2017 Compensation above). We believe these components provide an appropriate mix of fixed compensation and at-risk compensation that promotes short-term and long-term performance and produces appropriate rewards. With this mix, we provide a competitive base salary and service-based equity while providing our executives the opportunity to earn additional compensation through short-term and long-term performance-based incentives designed to produce a targeted level of performance for PTC.

The mix of compensation for our executives is weighted toward at-risk pay (annual performance-based incentives and performance-based equity incentives), resulting in a pay-for-performance orientation for all our executives.

We consider all pay elements and their impact on each executive's target direct compensation when making determinations regarding the amount of each element. Our decisions also reflect our belief that long-term equity incentives provide an important motivational and retentive aspect to the executive's overall compensation package.

Our compensation mix for 2017 was designed to provide approximately 51% of target total compensation through performance-based pay for our CEO and approximately 49% for our other executives. Our annual service-based equity awards to these executives also have an at-risk element as they carry risks of forfeiture and market price decline. We also provide an annual upside performance-based equity opportunity targeting above-plan performance in a strategic area of our business.

How We Determine the Total Amount of Compensation

We make decisions regarding the amount and mix of compensation awarded to each of these executives based on:

- objective data provided by our external compensation consultant, Pearl Meyer & Partners (we refer to this as the "competitive analysis");
- analysis of the scope of each executive's responsibilities; and
- internal pay equity among the executives.

The competitive analysis provides detailed comparative data for our executive positions and assesses each component of compensation, including base salary, annual bonus, long-term incentives and total direct compensation, as well as the mix of compensation between base salary, annual bonus and long-term incentives. We assess our executives' compensation against the compensation paid to executives in similar positions in the peer group to ensure that the compensation we pay is competitive and fair to our executives and to our stockholders. We generally target compensation opportunities for our executives with reference to the median of the market as an initial benchmark in setting and adjusting our executives' target compensation. This approach enables us to attract and retain the level of qualified executive talent necessary to deliver sustained performance.

BENCHMARKING AND SURVEY DATA

Benchmarking

The peer group we used to benchmark the elements of executive pay was made up of publicly-traded U.S. companies within the software industry, most of which are in the enterprise software space, that have revenues and market capitalizations in a range we believe is appropriate for PTC. In evaluating and selecting companies for inclusion in our peer group, we target companies with revenue within an approximately 0.5x to 2x multiple of PTC's revenue and an approximately 0.3x to 3x multiple of PTC's market capitalization. However, we may include companies with revenue and/or market capitalizations outside of these parameters if there is strong product and/or service similarity or if they were in our peer group in the prior year and they continue to meet at least one of the parameters. We believe this group represents competition for executive talent in our industry. We review the peer group on an annual basis to ensure that the companies in the peer group remain relevant and provide meaningful compensation comparisons.

The 2017 peer group consisted of the companies listed below. The 2017 peer group differed from the 2016 peer group due to the removal of Informatica Corporation and Solera Holdings, Inc. following their respective acquisitions, and the additions of Pegasystems Inc. and Rackspace Hosting, Inc. to balance those removals and include additional companies of relevant size in comparable industries.

2017 PEER GROUP

Company	Revenue $M[1]	Market Capitalization $M[1]	Product / Service Similarity	Revenue $700M – $2,700M	Market Capitalization $1,400M – $12,450M
				Criteria Matched	
PTC	**$1,179**	**$ 4,097**			
ACI Worldwide, Inc.	$ 1,039	$ 2,407	■	■	■
Akamai Technologies, Inc.	$ 2,239	$ 9,584	■	■	■
Ansys, Inc.	$ 951	$ 7,844	■	■	■
Autodesk, Inc.	$ 2,370	$13,087	■	■	
Cadence Design Systems, Inc.	$ 1,739	$ 7,437	■	■	■
Citrix Systems, Inc.	$ 3,340	$13,171	■		■
Fair Isaac Corporation	$ 849	$ 3,474	■	■	■
Mentor Graphics Corporation	$ 1,136	$ 2,293	■	■	■
Nuance Communications, Inc.	$ 1,947	$ 4,669	■	■	■
Open Text Corporation	$ 1,823	$ 7,117	■	■	■
Pegasystems Inc.	$ 708	$ 2,012	■	■	■
Rackspace Hosting, Inc.	$ 2,039	$ 3,143	■	■	■
Red Hat, Inc.	$ 2,052	$14,054		■	
SS&C Technologies Holdings Inc.	$ 1,119	$ 6,104	■	■	■
Synopsys, Inc.	$ 2,317	$ 7,845	■	■	■
Verint Systems Inc.	$ 1,106	$ 2,052	■	■	■

[1] Revenue is trailing four quarters as of February 2016 and market capitalization is as of February 2016, contemporaneous with the period when we began developing compensation programs and the compensation peer group for 2017.

Survey Data

We also use survey data for additional perspective. For 2017, we used the Radford Global Technology survey. PTC participates in this survey and believes that it represents a good cross-section of the software industry and that the data is appropriate to PTC's size and industry. The survey represented 44 software companies with median revenue of $1.7 billion.

QUALITATIVE ANALYSIS OF EXECUTIVE RESPONSIBILITIES AND INTERNAL PAY EQUITY

While we use the objective market data as a starting point for determining the appropriate compensation for our executives, we recognize that circumstances could warrant a deviation from that data. Accordingly, for certain positions for which there are no comparable external benchmarks, we make judgments based on qualitative dimensions of the role to determine compensation levels. We consider both whether the amount seems appropriate given the responsibilities of the position and internal pay equity among the executives. Accordingly, when determining the compensation for Mr. Cohen and Mr. DiBona, for whom there are no comparable positions in our peer group, we looked to the scope of each executive's responsibilities relative to their closest peers among our executives and established their compensation relative to the corresponding executives' compensation. Where benchmark data is available, we also consider internal pay equity among the executives as we do not believe an external benchmark should be the only determinant of compensation.

Analysis of Compensation Decisions for 2017

The target total direct compensation we established for each of the named executive officers is set forth in the table below. The considerations associated with establishing the target compensation for the executives are discussed below the table.

2017 TARGET COMPENSATION

| Name | Target Total Annual Compensation | | Target Long-Term Equity | | Target Total Direct Compensation |
	Salary	Target Annual Bonus	Performance-Based Equity	Service-Based Equity	
James Heppelmann President and CEO	$800,000	$1,000,000	$3,750,000	$3,750,000	$9,300,000
Andrew Miller Executive Vice President, Chief Financial Officer	$415,000	$ 350,000	$1,142,500	$1,142,500	$3,050,000
Craig Hayman Executive Vice President, Chief Operating Officer	$625,000	$ 475,000	$1,500,000	$1,500,000	$4,100,000
Barry Cohen Executive Vice President, Strategy	$415,000	$ 350,000	$1,142,500	$1,142,500	$3,050,000
Anthony DiBona Executive Vice President, Renewal Sales	$363,000	$ 300,000	$ 818,500	$ 818,500	$2,300,000
Robert Gremley[1] Senior IoT Advisor	$400,000	$ 350,000	$1,000,000	$1,000,000	$2,750,000

[1]   Compensation for Mr. Gremley was established when he served as our Group President, IoT Group. Mr. Gremley became our Senior IoT Advisor in February 2017.

OVERALL CONSIDERATIONS

We set target compensation opportunities by reference to the median of the peer group benchmark data as an initial benchmark in setting and adjusting our compensation program. This competitive positioning of compensation enables us to attract and retain the experienced and successful executives necessary to drive performance of our business. We also consider internal equity of compensation among our executives. While the Committee attempts to base compensation decisions on the most recent market data available, it also recognizes the importance of flexibility, and may go above or below the market median for any individual or for any specific element of compensation. In addition, the position of each particular executive with respect to the market median may vary based on experience, changes in the market, and the executive's compensation profile.

For 2017, we continued to use separate performance measures for the annual cash bonus plan and the performance-based equity. We used two operating measures (new software subscription annual contract value and new IoT and Connected Applications bookings) and non-GAAP operating expense as the performance measures for the annual cash bonus plan. We used relative TSR as the performance measure for the performance-based equity. As another component of our performance-based equity program, we made an aspirational performance-based equity award to incentivize the executives to increase new IoT and Connected Applications bookings above plan and above the target under the annual cash bonus plan given the importance of this business to our longer-term growth. This aspirational performance target was a significant stretch goal that, if achieved, would represent 101% growth in new IoT and Connected Applications bookings over 2016. We implemented this upside equity opportunity in 2016 due to the fact that we provide limited upside opportunity in our annual cash bonus plan relative to our peers. We elected to use equity for the upside annual opportunity to further align our executives' interests with those of our stockholders and motivate executives to focus on important transformative aspects of our business, including our Internet of Things business.

As described below, we also considered whether any additional individual adjustments were warranted based on an executive's performance or the level of his target total compensation relative to his peers in the compensation peer group. We provide no other benefits or perquisites to our executives.

CONSIDERATIONS FOR MR. HEPPELMANN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

We evaluated Mr. Heppelmann's 2016 target compensation against our compensation peer group as to individual elements and as to total target compensation and his performance to determine whether any changes beyond those described above should be made to his 2017 target compensation. Given his performance and his compensation relative to his peers, we believed an increase in his compensation was warranted. We did this through a small increase in his annual base salary and, given our preference to align our executive's compensation with the interests of our stockholders, an increase in his target long-term equity compensation.

CONSIDERATIONS FOR MR. MILLER, EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER

We evaluated Mr. Miller's performance and his 2016 target compensation against our compensation peer group as to individual elements and as to total target compensation to determine whether any changes should be made to his 2017 target compensation. Our analysis showed that his target total cash compensation was at the 50th percentile of the compensation peer group for his position, which we believed was below the appropriate level given his success in driving transformation of our business. Accordingly, given our preference for performance-based compensation, we increased his target bonus opportunity to bring his target total cash compensation for 2017 to the 60th percentile.

CONSIDERATIONS FOR MR. HAYMAN, EXECUTIVE VICE PRESIDENT, CHIEF OPERATING OFFICER

We evaluated Mr. Hayman's performance and his 2016 target compensation against our compensation peer group as to individual elements and as to total target compensation to determine whether any changes should be made to his 2017 target compensation. Because Mr. Hayman joined PTC in 2016 as the President of our Solutions Group business and we negotiated an attractive and competitive compensation package for him at that time, his compensation remained competitive relative to our compensation peer group, even after taking into consideration his promotion to Chief Operating Officer in February 2017.

CONSIDERATIONS FOR MR. COHEN, EXECUTIVE VICE PRESIDENT, CHIEF STRATEGY OFFICER

Mr. Cohen has a unique position for which there is no appropriate match in the peer group or survey data. Mr. Cohen has responsibility for Corporate Strategy, Corporate Development, Corporate Marketing, Academic Programs, and Human Resources. Accordingly, when setting target compensation amounts for Mr. Cohen, we considered his performance and his compensation as compared to our other executives, including consideration of the scope and importance of his responsibilities compared to our other executives. Given the changes we made to our other executives' compensation and his performance, and our preference for performance-based compensation, we increased his target annual cash bonus for 2017 by the same amount as we did for Mr. Miller to align their compensation opportunities.

CONSIDERATIONS FOR MR. DIBONA, EXECUTIVE VICE PRESIDENT, RENEWAL SALES

Mr. DiBona also has a unique position for which there is no appropriate match in the peer group or survey data. Accordingly, when setting target compensation amounts for Mr. DiBona, we considered his performance and his compensation as compared to our other executives, including consideration of the scope and importance of his responsibilities compared to our other executives. Given the changes we made to our other executives' compensation and his performance, and our preference for performance-based compensation, we increased his target annual cash bonus for 2017 by the same amount as we did for Mr. Miller and Mr. Cohen.

CONSIDERATIONS FOR MR. GREMLEY, SENIOR IoT ADVISOR

When developing Mr. Gremley's compensation for 2017, we considered the size and importance of our IoT Group business relative to our overall business, the length of time Mr. Gremley had been in the position and his compensation relative to compensation peers and to our other executives. Given the tenure of Mr. Gremley in that position, we designed his compensation to fall at the 50th percentile, with most of his compensation to be in equity and performance-based. Upon Mr. Hayman's promotion to Chief Operating Officer, Mr. Gremley became Senior IoT Advisor for the remainder of the year.

2017 Performance-Based Compensation

The performance measures we develop and use for our performance-based compensation are designed to measure our success against our short-term and long-term business plans and objectives and create value for our stockholders. For 2017, our operating performance measures were designed to support our 2017 corporate goals, and our total stockholder return measure was designed to increase accountability for creating value for our stockholders as recognized by the market.

ALIGNMENT OF 2017 CORPORATE GOALS TO 2017 PERFORMANCE-BASED COMPENSATION



GOAL		COMPENSATION
Increase Customer Adoption of Subscription Licensing		**Annual Cash Bonus Plan** New Subscription ACV
Drive Growth in IoT and IoT Solutions		**Annual Cash Bonus Plan** New IoT and Connected Applications Bookings **Annual Upside Equity** New IoT and Connected Applications Bookings above plan
Control Expenses		**Annual Cash Bonus Plan** Non-GAAP Operating Expenses
Increase Stockholder Value		**Long-Term Performance-Based Equity** Relative TSR through 2019

2017 ANNUAL CASH BONUS PLAN

We selected new IoT and connected applications bookings as a performance measure under the annual cash bonus plan due to the importance to our long-term growth and margin expansion strategies of growing our IoT business. We selected software subscription annual contract value (ACV) as another of the performance measures under our annual cash bonus plan due to the importance to our long-term growth strategy of growing software subscription revenue, which we believe will provide greater value to the company over time as a recurring revenue stream. Finally, we selected non-GAAP operating expense as the third performance measure due to the importance of controlling expenses to expanding our operating margins.

2017 PERFORMANCE-BASED ANNUAL CASH BONUS PLAN DESIGN

Performance Measure	Weighting to Target	% Earned Threshold	% Earned Target[3]
Software Subscription ACV[1]	1/3	50%	100%
New IoT and Connected Applications Bookings[1]	1/3	50%	100%
Non-GAAP Operating Expense[2]	1/3	90%	100%
Total Bonus	**100%**	**63.3%**	**100%**

[1] Our Annualized Contract Value (ACV) and Bookings operating measures are described on Appendix A.

[2] Non-GAAP Operating Expense is described on Appendix A.

[3] Payouts under the annual cash bonus plan were capped at 100%, even if performance exceeded the targets. Weighting among the performance measures and credit for exceeding the targets resulted in aggregate achievement at 110.6%.

ACHIEVEMENT UNDER 2017 PERFORMANCE-BASED ANNUAL CASH BONUS

Performance Measure	Threshold	Target	Upside Target	Total Bonus % Achieved
Software Subscription ACV	$117.3M	$146.7M	$161.3M	
New IoT and Connected Applications Bookings	$72M	$90.0M	$108M	110.6%[1]
Non-GAAP Operating Expense	$698M	$688M	$678M	

[1] Although our annual cash bonus plans usually provide an upside earning opportunity of up to 25% of each executive's target bonus and we set upside targets for the 2017 cash bonus plan, we modified the 2017 plan to cap the earning opportunity at 100% of each executive's target bonus. This enabled us to maintain our commitment to increasing earnings per share despite achievement beyond the target performance measures established under the plan.

Amounts Earned under the 2017 Annual Cash Bonus Plan

The table below shows the amount earned by each named executive officer under the 2017 cash bonus plan.

ANNUAL CASH BONUS PLAN AMOUNTS EARNED FOR 2017

Executive Officer	Target Annual Bonus	Total % Earned[1]	Total Amount Earned
James Heppelmann President and Chief Executive Officer	$1,000,000	100%	$1,000,000
Andrew Miller Executive Vice President, Chief Financial Officer	$ 350,000	100%	$ 350,000
Barry Cohen Executive Vice President, Strategy	$ 350,000	100%	$ 350,000
Anthony DiBona Executive Vice President, Renewal Sales	$ 300,000	100%	$ 300,000
Craig Hayman Executive Vice President, Chief Operating Officer	$ 475,000	100%	$ 475,000
Robert Gremley Senior IoT Advisor	$ 350,000	100%	$ 350,000

[1] No upside was payable for performance beyond 100%, even though performance exceeded 100%.

2017 UPSIDE ANNUAL PERFORMANCE-BASED EQUITY

The upside annual performance-based equity award was designed to incentivize our executives to substantially outperform under an element in our annual cash bonus plan. The threshold under the upside annual performance-based equity was the target under the annual cash bonus plan, so no portion of the upside equity could be earned until the target under the annual cash bonus plan was exceeded, after which the upside equity could be earned for achievement above that amount through the upside equity target. Given the importance of growing our IoT business to our long-term growth and margin expansion strategies, we selected new IoT and Connected Applications bookings above the target level under the annual cash bonus plan as the performance measure for the annual upside equity to incentivize our executives to drive adoption of our IoT solutions above plan targets. The threshold amount represented a 42% increase in such bookings over 2016 and the upside target amount represented a 101% increase in such bookings over 2016.

Any upside equity earned would vest in three substantially equal annual installments over three years as long as the executive remains employed by PTC. The executives earned 49.2% of the award for performance representing an increase of 71% in new IoT and Connected applications bookings over 2016; the remaining unearned upside equity was forfeited.

2017 ANNUAL UPSIDE PERFORMANCE-BASED EQUITY

Performance Measure	Threshold	Target	% Earned
	$90M	$127.5M	
New IoT and Connected Applications Bookings[1]			49.2%

[1] This operating measure is described on Appendix A.

2017 LONG-TERM PERFORMANCE-BASED EQUITY

Performance Measure

We selected relative total shareholder return (TSR) as the performance measure for the 2017 long-term performance-based equity due to the importance of this measure to our investors and given the uncertainty associated with setting appropriate long-term targets during our business model transformation. Our TSR peer group is comprised of all companies in the S&P 400 Midcap Software & Services Index and any of our selected peers that are not included in this Index. We chose this group because we believe it reflects a balanced view of our relative performance. In order to motivate superior performance, we also provided upside earning potential for significant outperformance of the peer group.

Performance Measurement Periods and Earning Potential

There are three applicable performance periods for each of which up to one-third of the Target RSUs granted, plus up to an additional 100% of such amount ("Upside RSUs") can be earned. The first performance period is one year, the second spans two years and the third spans three years. Target and Upside RSUs not earned in the first or second years can be earned in the third year.

PERFORMANCE MEASUREMENT PERIODS

Measurement Period 1	Measurement Period 2	Measurement Period 3
FY2017	FY 2017 – FY 2018	FY 2017 – FY 2019

Performance Targets

RSUs are earned based on the extent to which the relative TSR performance measure is achieved. However, no more than 100% of the Target RSUs can be earned for a period if the stock price for the performance period measurement date is lower than the base 2016 stock price (that is, if absolute TSR is negative), even if relative TSR was achieved above Target during that period. The relative TSR performance measure and earnings potential shown in the 2017 Long-Term Performance-Based Equity Design table below are applicable for each of the three (3) performance measurement periods.

2017 LONG-TERM PERFORMANCE-BASED EQUITY DESIGN

	Below Threshold	Threshold	Target	Interim Upside Target	Upside Target
Performance Measure PTC Relative TSR[1]	Below 25th Percentile	25th Percentile	50th Percentile	75th Percentile	90th Percentile
% Target RSUs to be Earned[2]	0%	50%	100%	150%	200%

[1] Companies in the measurement group are PTC compensation peer group companies plus companies in the S&P Mid Cap 400 Software & Services Group.

[2] RSUs earned are capped at 100% of Target RSUs if the performance period measurement date PTC stock price is lower than the 2016 base stock price.

2017 LONG-TERM PERFORMANCE-BASED EQUITY ACHIEVEMENT FOR 2017 MEASUREMENT PERIOD



Performance Measure	% Equity Earned	Achievement
Relative TSR	152.53%	76th Percentile

2017 LONG-TERM PERFORMANCE-BASED EQUITY EARNED FOR 2017

Executive Officer	Target Cash Value[1]	Target RSUs[2]	Total RSUs Earned	% Earned[3]
James Heppelmann President and Chief Executive Officer	$1,249,997	26,349	40,190	152.53%
Andrew Miller Executive Vice President, Chief Financial Officer	$ 380,833	8,028	12,245	152.53%
Barry Cohen Executive Vice President, Strategy	$ 380,833	8,028	12,245	152.53%
Anthony DiBona Executive Vice President, Renewal Sales	$ 272,827	5,751	8,772	152.53%
Craig Hayman Executive Vice President, Chief Operating Officer	$ 499,986	10,539	16,076	152.53%
Robert Gremley Senior IoT Advisor	$ 333,329	7,026	10,718	152.53%

[1] Total Target Cash Value for 2017 is one-third of the Total Target Cash Value for the 2017 Performance-Based Equity, determined by multiplying the Target RSUs for the period by the grant date price of a share of PTC stock.

[2] Number of Target RSUs for 2017 was determined by dividing the Total Target Cash Value of the performance-based equity granted by the closing price of a share of PTC stock on the grant date and rounding down to the nearest whole share, and then dividing that number by three so that one-third of the Target RSUs was allocated to each of the three performance periods.

[3] Upside was capped in the aggregate at 100% of each executive's target RSUs, so the maximum that could be earned for the period was 200%.

Severance and Change in Control Arrangements

AGREEMENTS AND CONDITIONS

We maintain severance and change in control arrangements with our executives. The agreements require the executive to execute a non-compete agreement with PTC and to execute a general release of claims as a condition to receiving severance benefits. Each of the agreements has a one-year term and renews automatically for successive one year terms if the Compensation Committee does not terminate the agreement. The agreements are described in more detail under **Potential Payments upon Termination or Change in Control** on page 48.

ANNUAL REVIEW

The Compensation Committee reviews these agreements each year to determine if these agreements should be maintained, modified or terminated. For 2017, the Committee reviewed current market practices and the terms of the agreements with the Committee's compensation consultant. Based on this review, the Committee decided that it was appropriate to maintain the agreements.

RATIONALE

The Committee believes that these agreements are important motivational and retention tools because, in a time of increased consolidation in our industry and increased competition for executive talent, they provide a measure of earnings security by offering income protection in the form of severance and continued benefits if the executive's employment is terminated without cause, economic protection for the executive's family if the executive becomes disabled or dies, and additional protections in connection with a change in control of PTC.

The Committee believes that providing severance to PTC employees, including executives, is an appropriate bridge to subsequent employment if the person's employment is terminated without cause. This is particularly so for executive-level positions for which the opportunities are typically more limited and the job search lead time is longer. The agreements also benefit PTC by enabling executives to remain focused on PTC's business in uncertain times without the distraction of potential job loss.

IMPORTANCE IN CONNECTION WITH A POTENTIAL CHANGE IN CONTROL

The Committee believes these agreements are even more important in the context of a change in control as it believes they will motivate and encourage the executives to be receptive to potential strategic transactions that are in the best interest of stockholders, even if the executive faces potential job loss. The agreements for our executives have "double triggers" before vesting of any equity is accelerated, so that no equity is accelerated upon a change in control, but is accelerated only if the executive is terminated in connection with a change in control. The Committee believes this benefits PTC and any potential acquirer because it enables PTC to retain and motivate the executive while a potential change in control is pending, provides an acquirer with the ability to retain desired executives using existing equity incentives, and does not provide a one-time benefit to the executive that could undermine those efforts.

Equity Ownership

Each year we examine the total equity ownership of our executive officers. Because we believe that the interests of our executives are more aligned with stockholders' interests if they are stockholders themselves, we maintain a stock ownership policy for our executives. The policy requires the CEO and each of the other executives to attain and maintain an ownership level of PTC's common stock equal to 3x and 1x, respectively, their individual annual salary through retention of vested equity (other than options). The *Executive Stock Ownership Policy* is available in the **Corporate Governance** section of the Investor Relations page of our website at www.ptc.com.

EQUITY OWNERSHIP REQUIREMENTS (AS A MULTIPLE OF BASE SALARY)

Chief Executive Officers	**3X**	▭ ▭ ▭
Other Executive Officers	**1X**	▭

Compensation Clawback Policy

We maintain an executive compensation recoupment policy that is intended to enable us to recover incentive compensation paid to an executive officer if such compensation is subsequently determined to have been unearned due to a restatement of our financial results for the performance period as a result of the misconduct of the executive officer. The *Executive Compensation Recoupment Policy* is available in the **Corporate Governance** section of the Investor Relations page of our website at www.ptc.com.

Timing of Equity Grants

We do not time grants either to take advantage of a depressed stock price or in anticipation of an increase in stock price and have limited the amount of discretion that can be exercised in connection with the timing of awards. We generally make awards only on pre-determined dates to ensure that awards cannot be timed to take advantage of material non-public information. Typically, our annual executive awards are made in November after public release of the previous fiscal year's financial results, annual awards to our Board of Directors are made on the day of the annual stockholders' meeting, and awards to our employees are made in November and May.

Awards to executive officers may be made only by the Compensation Committee. Other employee awards may be made by either the Compensation Committee or by our Chief Executive Officer pursuant to delegated authority. The Compensation Committee generally makes awards only at Committee meetings and generally does not make awards in trading blackout periods (the prophylactic period encompassing the last three weeks of each fiscal quarter through 24 hours after the earnings for that quarter are announced) unless special circumstances exist, such as a new hire or a contractual commitment. Our Chief Executive Officer may make awards only on the 15th of the month (or the next succeeding business day if the 15th is not a business day), other than in the months of January, April, July and October because the 15th of each of those months falls in a blackout period, and only up to established values set by the Compensation Committee.

Tax and Accounting Considerations

TAX CONSIDERATIONS

The Compensation Committee considers the tax (individual and corporate) consequences of our executive compensation plans when designing the plans. Through 2017, Section 162(m) of the Internal Revenue Code limited deduction of compensation paid to the chief executive officer and three other most highly compensated executive officers of PTC (other than the chief financial officer) to $1,000,000 unless the compensation was performance-based. Through 2017, our executives' annual bonuses and performance-based equity awards were provided under stockholder approved plans and were designed to enable deductibility under Section 162(m) as performance-based compensation. Because base salary and service-based RSUs were not considered performance-based compensation under Section 162(m) and no executives' salary was greater than $1,000,000, compensation that was not deductible was attributable to vesting of service-based RSUs. We believe that the cost associated with these awards in excess of the deductible amount was justified by the incentive and retention value provided by the award.

ACCOUNTING CONSIDERATIONS

We also consider the stock-based compensation expense associated with equity awards to executives as part of the expense associated with our overall equity compensation program. The expense associated with the equity awards is equal to the fair value of the equity issued and is amortized over the vesting period of the award. We monitor this expense as we develop our plans and strive to maintain a program that balances the goals of our equity program with the associated expense of the program. For 2017, stock-based compensation expense as a percentage of our market capitalization was below the 25th percentile relative to our peer group.

Assessment of Risks Associated with our Compensation Programs

We assess our compensation plans and programs for employees, including our executives, annually to ensure alignment of the various plans and programs with our business plan and to evaluate the potential risks associated with those plans and programs. We have concluded that, although we maintain performance-based incentive plans, our compensation plans and programs do not create risks that are reasonably likely to have a material adverse effect on PTC.

For 2017, we reviewed our compensation plans and programs for any changes from 2016 and assessed the risks associated with those changes. We then reviewed performance against the plans to determine whether the performance was achieved and whether any unexpected risks had materialized for those plans. Our assessment concluded that our plans and programs do not create material risks and are appropriate. The results of this assessment were shared with the Compensation Committee, which concurred with the conclusions reached. As stated above, we did not identify any policies or practices that create risks reasonably likely to have a material adverse effect on PTC.

The Compensation Committee regularly considers the risks associated with executive compensation and corporate incentive plans when designing such plans. The elements described below with respect to such plans and programs have generally been implemented by or at the direction of the Compensation Committee and were considered by the assessment team and the Committee when assessing the risk associated with our compensation programs:

- A detailed planning process with Compensation Committee or executive oversight exists for all compensation programs;
- The proportion of an employee's performance-based pay increases as the responsibility and potential impact of the employee's position increases, which structure is in line with market practices;
- All short-term incentive plans and commission plans are cash-based plans, which results in less total compensation being tied solely to stock performance;
- We set performance goals that we believe are reasonable in light of past performance and market conditions;
- We use performance measures that are designed to support our long-term financial goals, rather than changing measures to take advantage of changing market conditions;
- We use different performance measures for our annual incentive plans and our long-term incentive plans;
- Our long-term performance-based equity contains performance measures for each of the three years of the term of the award;
- Our long-term performance-based equity contains a catch-up provision which discourages short-term risk taking based on the duration of the performance measurement period;
- We use restricted stock units rather than stock options for equity awards because restricted stock units retain value even if the stock price declines so that employees are less likely to take unreasonable risks to get, or keep, options "in-the-money";
- We use service-based vesting over three years for our long-term equity awards to ensure our employees' interests are aligned with those of our stockholders for the long-term performance of PTC;
- Assuming achievement of at least a minimum level of performance, payouts under our performance-based plans result in some compensation at levels below full target achievement, rather than an "all-or-nothing" approach;
- Upside earning opportunity in our annual cash compensation plans is limited to 25% and, for 2017, we provided no upside earning opportunity to our executives under the cash bonus plan. In addition, our performance based equity plans are also capped at a level commensurate with the industry.
- All organizations have a component of their leadership incentive plans tied to overall PTC performance to ensure cross-functional alignment with PTC's business plan;
- Our executive stock ownership policy requires our executives to hold certain levels of stock (not options, restricted stock units or restricted stock), which aligns an appropriate portion of their personal wealth to the long-term performance of PTC;
- Our compensation clawback policy enables us to recover incentive compensation paid to an executive officer for 2014 and thereafter if it is subsequently determined not to have been earned due to restatement of prior period financial results due to misconduct of the executive officer, thus reducing any incentive to engage in misconduct to meet financial targets.
- We maintain effective controls and procedures to ensure that amounts are earned and paid in accordance with our plans and programs.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee

Donald Grierson, Chairman
Paul Lacy
Robert Schechter

Executive Compensation

The discussion, table and footnotes below describe the total compensation for 2017 for our named executive officers (our Chief Executive Officer, our Chief Financial Officer, and our four other most highly compensated executive officers).

As described in COMPENSATION DISCUSSION AND ANALYSIS above and reflected in the Summary Compensation Table below, we pay these executive officers a mix of cash and equity compensation. Cash compensation consists of a base salary and an incentive plan bonus (**Non-Equity Incentive Plan Compensation**). We do not generally pay discretionary cash bonuses to these executives, although we paid Mr. Miller and Mr. Hayman one-time sign-on bonuses in 2015 and 2016, respectively, to compensate them for unvested cash compensation left behind at their prior employers to join PTC. Equity compensation (**Stock Awards**) consists of restricted stock units (RSUs) (50% of which are performance based and 50% of which are service based) that are eligible to vest over three years from the date of grant, plus, for Mr. Miller and Mr. Hayman in 2015 and 2016, respectively, awards to compensate them for unvested equity left behind at their prior employers.

We do not provide these executives with pensions or the ability to defer compensation or any perquisites. Amounts shown in the **All Other Compensation** column reflect the matching cash contribution under our 401(k) Savings Plan for those participating in the plan. Those amounts for Mr. Miller and Mr. Hayman also include relocation payments and relocation tax preparation payments, as applicable.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[2]	Total ($)
James Heppelmann	2017	$800,000	$ —	$ 9,126,767	$1,000,000	$ 8,100	$10,934,867
Chief Executive Officer	2016	$750,000	$ —	$ 6,608,881	$1,115,000	$ 7,950	$ 8,481,877
	2015	$750,000	$ —	$10,253,701	$ —	$ 7,950	$11,011,651
Andrew Miller[3]	2017	$415,000	$ —	$ 2,780,614	$ 350,000	$ 8,100	$ 3,553,714
Chief Financial Officer	2016	$415,000	$ —	$ 2,626,270	$ 334,500	$147,935	$ 3,523,705
	2015	$263,365	$249,000[4]	$ 3,206,774	$ —	$351,301	$ 4,070,441
Barry Cohen	2017	$415,000	$ —	$ 2,780,614	$ 350,000	$ 1,396	$ 3,547,010
Chief Strategy Officer	2016	$415,000	$ —	$ 2,626,270	$ 334,500	$ —	$ 3,375,770
	2015	$415,000	$ —	$ 3,192,620	$ —	$ —	$ 3,607,620
Anthony DiBona	2017	$363,000	$ —	$ 1,992,031	$ 300,000	$ 7,958	$ 2,662,989
EVP, Renewal Sales	2016	$363,000	$ —	$ 1,881,497	$ 278,750	$ 7,950	$ 2,531,197
	2015	$363,000	$ —	$ 2,288,038	$ —	$ 7,950	$ 2,658,988
Craig Hayman[5]	2017	$625,000	$ —	$ 3,650,610	$ 475,000	$108,694	$ 4,859,304
Chief Operating Officer	2016	$625,000	$500,000[4]	$ 7,434,187[6]	$ 529,625	$ 74,753	$ 9,163,565
Robert Gremley[7]	2017	$400,000	$ —	$ 2,433,777	$ 350,000	$ 8,377	$ 3,192,154
Senior IoT Advisor							

[1] Aggregate grant date fair value of awards plus, for 2015, the value of award modifications made for the year. Assumptions made in the valuation of these awards are described in Note K to our financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2017. For service-based RSUs, the grant date fair value is equal to the number of RSUs granted multiplied by the closing price of our stock on the Nasdaq Stock Market on the grant date. For the performance-based TSR RSUs, the value was determined using a Monte Carlo methodology that takes into account the probability of achievement of the performance measures at the time of grant. The maximum potential value of the TSR RSUs is 200% of the target value of the TSR RSUs granted. For the 2017 Upside Annual Equity RSUs (described in Compensation Discussion and Analysis and in the Grants of Plan-Based Awards table), the value included in the Stock Awards column for each Named Executive Officer is $0 because the likelihood of achieving the performance goal on the date of grant was not probable. The Upside Annual Equity RSUs were tied to achieving a challenging performance hurdle for 2017, that, if achieved, represented significant performance above our financial plan and that we believed would result in significant stockholder value creation. The maximum potential value of the Upside Annual Equity RSUs was 100% of the Upside Annual Equity RSUs

granted. Assuming that the achievement of the performance measures for the 2017 TSR RSUs and the Upside Annual Equity RSUs had been probable on the grant date, the grant date fair value of the 2017 TSR RSUs and the Upside Annual Equity RSUs would have been as set forth below. For 2017, the one-third of the target TSR RSUs that could be earned for 2017 were earned at 152.53%, and the Upside Annual Equity RSUs were earned at 49.2%. The Upside Annual RSUs earned vest in three substantially equal annual installments in 2017, 2018, and 2019. Unearned Upside Annual RSUs were forfeited.

Named Executive Officer	Number of Target TSR RSUs	Maximum Value of TSR RSUs based on Closing Price on Grant Date	Maximum Number of Upside Annual RSUs	Maximum Value of Upside Annual RSUs based on Closing Price on Grant Date
James Heppelmann	79,047	$7,499,979	158,094	$7,499,979
Andrew Miller	24,083	$2,284,995	24,083	$1,142,498
Barry Cohen	24,083	$2,284,995	24,083	$1,142,498
Anthony DiBona	17,253	$1,636,965	17,253	$ 818,482
Craig Hayman	31,618	$2,999,916	31,618	$1,499,958
Robert Gremley	21,079	$1,999,976	21,079	$ 999,988

(2) Amounts shown are matching contributions under PTC's 401(k) Savings Plan. For 2017, amounts for Mr. Hayman also include relocation benefits of $56,4320. For 2016, amounts for Mr. Miller and Mr. Hayman include relocation benefits of $136,633 and $73,210, respectively, and, for Mr. Hayman, relocation tax preparation payments of $1,520. For 2015, the amount for Mr. Miller includes relocation benefits of $349,386.

(3) Mr. Miller joined PTC in February 2015.

(4) Sign-on bonus paid upon hire and subject to pro-rata forfeiture if he voluntarily terminated his employment in the first year.

(5) Mr. Hayman joined PTC in November 2015.

(6) Includes a sign-on equity grant valued at approximately $4,000,000 upon hire, half of which vested in November 2016 and the remaining half of which vested in November 2017.

(7) Compensation for Mr. Gremley was established when he served as our Executive Vice President, Technology Platforms. Mr. Gremley became Senior IoT Advisor in February 2017.

Grants of Plan-Based Awards

As discussed in COMPENSATION DISCUSSION AND ANALYSIS above, we tie a substantial portion of our executives' compensation to PTC's performance through plan-based awards. For 2017, these awards consisted of:

- An annual cash bonus plan (**Non-Equity Incentive Plan Awards**),
- Performance-based RSUs that vest to the extent earned in each of the three performance periods over three years (**Equity Incentive Plan Awards**),
- Performance-based RSUs that vest over three years to the extent earned for the 2017 performance period (**Equity Incentive Plan Awards**), and
- Service-based RSUs that vest over three years (**Other Stock Awards**).

We describe our compensation decisions for 2017, including the rationale for these awards and the performance measures, in COMPENSATION DISCUSSION AND ANALYSIS above.

2016 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Securities Underlying Stock or Units (#)	Grant Date Fair Value of Stock Awards[1] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
James Heppelmann President and Chief Executive Officer	10/31/2016[2]	$633,000	$1,000,000	$1,000,000					
	10/31/2016[3]				39,524	79,047	158,094		$5,376,777
	10/31/2016[4]						158,094		$ 0
	10/31/2016[5]							79,047	$3,749,990
Andrew Miller Executive Vice President, Chief Financial Officer	10/31/2016[2]	$221,550	$ 350,000	$ 350,000					
	10/31/2016[3]				12,042	24,083	48,166		$1,638,116
	10/31/2016[4]						24,083		$ 0
	10/31/2016[5]							24,083	$1,142,498
Craig Hayman Executive Vice President, Chief Operating Officer	10/31/2016[2]	$300,675	$ 475,000	$ 475,000					
	10/31/2016[3]				15,809	31,618	63,236		$2,150,652
	10/31/2016[4]						31,618		$ 0
	10/31/2016[5]							31,618	$1,499,958
Barry Cohen Executive Vice President, Strategy	10/31/2016[2]	$221,550	$ 350,000	$ 350,000					
	10/31/2016[3]				12,042	24,083	48,166		$1,638,116
	10/31/2016[4]						24,083		$ 0
	10/31/2016[5]							24,083	$1,142,498
Anthony DiBona Executive Vice President, Renewal Sales	10/31/2016[2]	$189,900	$ 300,000	$ 300,000					
	10/31/2016[3]				8,627	17,253	34,506		$1,173,549
	10/31/2016[4]						17,253		$ 0
	10/31/2016[5]							17,253	$ 818,482
Robert Gremley Senior IoT Advisor	10/31/2016[2]	$221,550	$ 350,000	$ 350,000					
	10/31/2016[3]				10,540	21,079	42,158		$1,433,789
	10/31/2016[4]						21,079		$ 0
	10/31/2016[5]							21,079	$ 999,988

[1] For the service-based awards, the grant date fair value was calculated by multiplying the number of RSUs granted by the closing price of a share of our common stock on the Nasdaq Stock Market on the grant date. The closing price on October 31, 2016 was $47.44. For the performance-based TSR awards, the value at the grant date was determined using a Monte Carlo valuation model. For the aspirational performance-based awards, the value at the grant date was based on the probability of achieving the challenging performance hurdle.

[2] Awards under our annual cash incentive plan. The performance measures were met at the 110.6% level and 100% of the target bonus was earned and paid.

[3] Performance-based RSUs eligible to vest over three years to the extent the relative TSR performance measures are met for each of 2017, 2018 and 2019, with any RSUs not earned in 2017 and 2018 eligible to be earned in 2019. Only one-third of the RSUs granted are eligible to be earned for each of 2017 and 2018. For 2017, the performance period was 2017; for 2018, the performance period is 2017 and 2018; and for 2019, the performance period is 2017, 2018 and 2019. The performance measure for 2017 was met at the 152.53% level and 152.53% of the RSUs for 2017 were earned and vested.

[4] Annual performance-based RSUs eligible to vest over three years to the extent the challenging performance measure for 2017 was earned. Amounts could be earned on a linear basis to the maximum after crossing the threshold. The performance measure was met in part and 49.2% of the RSUs were earned and vest in substantially equal installments on November 15, 2017, 2018 and 2019.

[5] Service-based RSUs. One third of these RSUs vested on November 15, 2017 and the remaining two-thirds will vest in substantially equal installments on November 15, 2018 and November 15, 2019.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the equity awards held by each named executive officer as of September 30, 2017. The equity awards in the table are restricted stock units granted in 2015 through 2017. No options were outstanding.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Stock Awards			
			Equity Incentive Plan Awards	
Name	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
James Heppelmann	21,355[4]	$1,201,859	49,759[7]	$2,800,437
President and Chief Executive Officer	53,004[5]	$2,983,065	60,955[8]	$3,430,547
	79,047[6]	$4,448,765	79,047[9]	$4,448,765
			158,094[10]	$8,897,530
Andrew Miller	9,281[4]	$522,335	21,625[7]	$1,217,055
Chief Financial Officer	21,063[5]	$1,185,426	24,223[8]	$1,363,270
	24,083[6]	$1,355,391	24,083[9]	$1,355,391
			24,083[10]	$1,355,391
Craig Hayman	27,457[5]	$1,545,280	31,576[8]	$1,777,097
Chief Operating Officer	54,914[11]	$3,090,560	31,618[9]	$1,779,461
	31,618[6]	$1,779,461	31,618[10]	$1,779,461
Barry Cohen	8,429[4]	$474,384	19,641[7]	$1,105,395
Chief Strategy Officer	21,063[5]	$1,185,426	24,223[8]	$1,363,270
	23,346[6]	$1,313,913	24,083[9]	$1,355,391
			24,083[10]	$1,355,391
Anthony DiBona	6,041[4]	$339,987	14,077[7]	$792,254
Executive Vice President,	15,090[5]	$849,265	17,354[8]	$976,683
Renewal Sales	17,253[6]	$970,999	17,253[9]	$970,999
			17,253[10]	$970,999
Robert Gremley	5,057[4]	$284,608	11,785[7]	$663,260
Senior IoT Advisor	14,748[5]	$830,017	16,961[8]	$954,565
	21,079[6]	$1,186,326	21,079[9]	$1,186,326
			21,079[10]	$1,186,326

See footnotes on following page.

Footnotes to Outstanding Equity Awards at Fiscal Year End Table

[1]   The unvested restricted stock unit (RSU) awards shown in this column are subject to service-based vesting.

[2]   The market value of unvested RSUs was calculated as of September 29, 2017 based on the closing price of a share of our common stock on the NASDAQ Global Select Market on September 30, 2017 of $56.28.

[3]   The unvested RSUs shown in this column are subject to performance-based vesting.

[4]   Service-based RSUs granted on November 10, 2014 (for Mr. Miller, on February 9, 2015) that vested on November 15, 2017.

[5]   Service-based RSUs granted on November 2, 2015 (for Mr. Hayman, on November 23, 2015) that vest in two substantially equal annual installments on November 15, 2017 and 2018.

[6]   Service-based RSUs granted on October 31, 2016 that vest in three substantially equal annual installments on November 15, 2017, 2018 and 2019.

[7]   Performance-based TSR RSUs granted on November 10, 2014 (for Mr. Miller, on February 9, 2015) that could be earned only to the extent the established performance criteria were met for the performance period ended September 30, 2017. The amount shown is the Target number of shares; additional shares up to 100% of the Target shares could be earned for performance above Target performance. The performance measure was met at 100% and 100% of the Target RSUs vested on November 15, 2017.

[8]   Performance-based TSR RSUs granted on November 2, 2015 (for Mr. Hayman, on November 23, 2015) that may be earned only to the extent the established performance criteria are met for each of the two performance periods ending September 30, 2017 and September 30, 2018. The amount shown is the Target number of shares; additional shares up to 100% of the Target shares may be earned for performance above Target performance. Only one half of the Target shares were eligible to be earned for 2017. The performance measure for the 2017 performance period was met at 184.31% and 184.31% of one half of the Target RSUs vested on November 15, 2017. RSUs were earned and vested on November 15, 2017 as follows: Mr. Heppelmann, 48,485 RSUs; Mr. Miller, 19,411 RSUs; Mr. Cohen, 19,411 RSUs; Mr. DiBona, 13,906 RSUs; Mr. Hayman, 25,303 RSUs, and Mr. Gremley, 13,591 RSUs. Shares not earned for the first or second performance periods can be earned in the third performance period. For additional information about this award, please see "Compensation Discussion and Analysis, 2017 Performance-Based Awards" above.

[9]   Performance-based-TSR RSUs granted on October 31, 2016 that may be earned only to the extent the established performance criteria are met for each of the three performance periods ending September 30, 2017, September 30, 2018 and September 30, 2019. The amount shown is the Target number of shares; additional shares up to 100% of the Target shares may be earned for performance above Target performance. Only one-third of the Target shares were eligible to be earned for 2017. Shares not earned for the first or second performance periods can be earned in the third performance period. For additional information about this award, please see "Compensation Discussion and Analysis, 2017 Performance-Based Awards" above. The 2017 performance measure was met at the 152.53% level and 152.53% of one-third of the Target RSUs vested on November 15, 2017. RSUs were earned and vested on November 15, 2017 as follows: Mr. Heppelmann, 40,190 RSUs; Mr. Miller, 12,245 RSUs; Mr. Cohen, 12,245 RSUs; Mr. DiBona, 8,772 RSUs; Mr. Hayman, 16,076 RSUs, and Mr. Gremley, 10,718 RSUs.

[10] Annual performance-based RSUs granted on October 31, 2016 that could be earned only to the extent the challenging performance hurdle for fiscal 2017 was met. The performance measure was met in part and 49.2% of the RSUs became eligible to vest in three substantially equal installments on November 15, 2017, 2018 and 2019.

[11] Service-based sign-on RSUs granted on November 23, 2015 that vested on November 15, 2017.

Option Exercises and Stock Vested

The following table shows the value realized by executive officers upon vesting of restricted stock units during 2017. None of the named executive officers owned or exercised options in 2017.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[1]
James Heppelmann, President and Chief Executive Officer	156,454	$7,436,259
Andrew Miller, Executive Vice President, Chief Financial Officer	43,935	$2,088,231
Craig Hayman, Executive Vice President, Chief Operating Officer	91,983	$4,371,952
Barry Cohen, Executive Vice President, Chief Strategy Officer	62,685	$2,979,352
Anthony DiBona, Executive Vice President, Renewal Sales	44,385	$2,109,619
Robert Gremley, Senior IoT Advisor	40,018	$1,902,056

[1]   The table below shows the dates the RSUs that vested in fiscal 2017 were granted, the dates on which they vested, the per share values on those dates, and the number of shares of each grant that vested for each executive.

Grant Date	Grant Date per Share Value	Vest Date	Vest Date per Share Value	James Heppelmann	Andrew Miller	Craig Hayman	Barry Cohen	Anthony DiBona	Robert Gremley
11/11/2013	$32.16	11/15/2016	$47.53	49,232	—	—	19,434	13,926	11,660
11/10/2014	$37.07	11/15/2016	$47.53	35,664	—	—	14,078	10,088	8,446
2/9/2015	$33.67	11/15/2016	$47.53	—	15,499	—	—	—	—
11/2/2015	$36.16	11/15/2016	$47.53	71,558	28,436	—	28,436	20,371	19,912
11/23/2015	$36.42	11/15/2016	$47.53	—	—	91,983	—	—	—
10/31/2016	$47.44	10/31/2016	$47.44	—	—	—	737*	—	—
				156,454	**49,935**	**91,983**	**62,685**	**44,385**	**40,018**

*   Vested to satisfy tax withholding obligations.

Potential Payments upon Termination or Change in Control

We have agreements with our executive officers that provide the benefits described below in connection with certain terminations or a change in control of PTC. We describe our reasons for providing these benefits in COMPENSATION DISCUSSION AND ANALYSIS — Severance and Change in Control Arrangements on page 38.

To receive the payments and benefits described below, the executive must execute a release of claims against PTC. The executive also must continue to comply with the material terms of his agreement and the terms of his Non-Disclosure, Non-Competition and Invention Agreement with PTC, which remains in effect after his termination of employment.

SUMMARY OF EXECUTIVE AGREEMENT TERMS
COMPENSATION ON CHANGE-IN-CONTROL AND CERTAIN TERMINATIONS

	Event or Circumstances of Termination or Event				
Name	Termination without Cause	Termination for Cause or Voluntary Resignation	Change in Control	Termination without Cause or Resignation for Good Reason within 3 Years following a Change in Control	Disability or Death
James Heppelmann					
President & Chief Executive Officer					
Base Salary	2x	—	—	3x	—
Target Bonus	2x	—	—	3x	—
Pro-Rated Target Bonus	—	—	1x Pro-Rated	—	—
Accelerated Equity	—	—	—	100% at Target[1]	100% at Target
Benefits Continuation	2x	—	—	2x	—
Payment Term	2 Years		Upon Event	Upon Event	Upon Event
Gross-Up Payment	—	—	—	—	—
All Other Named Executive Officers[2]					
Andrew Miller					
Craig Hayman					
Barry Cohen					
Anthony DiBona					
Base Salary	1x	—	—	1x	—
Target Bonus	1x	—	—	1x	—
Pro-Rated Target Bonus	—	—	1x Pro-Rated	—	—
Accelerated Equity	—	—	—	100% at Target[1]	100% at Target
Benefits Continuation	1x	—	—	1x	—
Payment Term	Upon Event		Upon Event	Upon Event	Upon Event
Gross-Up Payment	—	—	—	—	—

[1] Awards prior to FY2017 at Target; FY2017 awards at greater of Target and estimated achievement at time of change in control.

[2] Mr. Gremley did not have an Executive Agreement under which such compensation would be paid after becoming our Senior IoT Advisor.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL
HAD A TERMINATION EVENT OR A CHANGE-IN-CONTROL OCCURRED ON SEPTEMBER 30, 2017

			Event or Circumstances of Termination		
Name	Termination without Cause	Termination for Cause or Voluntary Resignation	Change in Control	Termination without Cause or Resignation for Good Reason within 3 Years following a Change in Control[1]	Disability or Death[1]
James Heppelmann President & Chief Executive Officer					
Base Salary	$ 1,600,000	$—	$ —	$ 2,400,000	$ —
Target Bonus	2,000,000	—	—	3,000,000	—
Pro-Rated Target Bonus	—	—	1,000,000	—	—
Accelerated Equity	—	—	—	30,472,862	28,210,969
Benefits Continuation	116,682	—	—	116,681	—
Total	$ 3,716,682	$—	$ 1,000,000	$ 35,989,543	$ 28,210,969
Andrew Miller Executive Vice President, Chief Financial Officer					
Base Salary	$ 415,000	$—	$ —	$ 415,000	$ —
Target Bonus	350,000	—	—	350,000	—
Pro-Rated Target Bonus	—	—	350,000	—	—
Accelerated Equity	—	—	—	9,043,408	8,354,259
Benefits Continuation	58,787	—	—	58,787	—
Total	$ 823,787	$—	$ 350,000	$ 9,867,195	$ 8,354,259
Barry Cohen Executive Vice President, Chief Strategy Officer					
Base Salary	$ 415,000	$—	$ —	$ 415,000	$ —
Target Bonus	350,000	—	—	350,000	—
Pro-Rated Target Bonus	—	—	350,000	—	—
Accelerated Equity	—	—	—	8,842,320	8,153,171
Benefits Continuation	49,790	—	—	49,790	—
Total	$ 814,790	$—	$ 350,000	$ 9,657,109	$ 8,153,171
Anthony DiBona Executive Vice President, Renewal Sales					
Base Salary	$ 363,000	$—	$ —	$ 363,000	$ —
Target Bonus	300,000	—	—	300,000	—
Pro-Rated Target Bonus	—	—	300,000	—	—
Accelerated Equity	—	—	—	6,364,874	5,871,186
Benefits Continuation	63,718	—	—	63,718	—
Total	$ 726,718	$—	$ 300,000	$ 7,091,592	$ 5,871,186

| | | Event or Circumstances of Termination | | | |
Name	Termination without Cause	Termination for Cause or Voluntary Resignation	Change in Control	Termination without Cause or Resignation for Good Reason within 3 Years following a Change in Control[1]	Disability or Death[1]
Craig Hayman Executive Vice President, Chief Operating Officer					
Base Salary	$ 625,000	$—	$ —	$ 625,000	$ —
Target Bonus	475,000	—	—	475,000	—
Pro-Rated Target Bonus	—	—	475,000	—	—
Accelerated Equity	—	—	—	12,656,078	11,751,320
Benefits Continuation	58,106	—	—	58,106	—
Total	$ 1,158,106	$—	$ 475,000	$13,814,183	$11,751,320

[1] Equity is valued based on a closing stock price of $56.28 on September 29, 2017.



Proposal 3

Advisory Vote to Confirm the Selection of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm for 2018

We are asking stockholders to confirm the Audit Committee's selection of PricewaterhouseCoopers LLP, a registered public accounting firm, as PTC's independent registered public accounting firm for the fiscal year ending September 30, 2018.

Although stockholder confirmation of the selection of PricewaterhouseCoopers LLP is not required by law or our by-laws, and this vote is only advisory, the Board believes that it is advisable to give stockholders an opportunity to provide guidance on this selection. If this confirmation is not received, the Board will request that the Audit Committee reconsider its selection of PricewaterhouseCoopers LLP.

 The Board of Directors recommends that you vote **FOR** the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2018.

Engagement of Independent Auditor and Approval of Professional Services and Fees

The Audit Committee is responsible for the engagement of our independent auditor and for approving, in advance, all audit services and permitted non-audit services to be provided by the independent auditor. The Audit Committee has adopted a policy for the engagement of the independent auditor that is intended to maintain the independent auditor's independence from PTC. In adopting the policy, the Audit Committee considered the various services that the independent auditor has historically performed or may be asked to perform in the future.

The policy, which is reviewed and re-adopted at least annually by the Audit Committee:

- Approves the performance by the independent auditor of certain types of services (principally audit-related and tax), subject to restrictions in some cases, based on the Committee's determination that engaging the auditor for such services would not be likely to impair the independent auditor's independence from PTC;

- Requires that management obtain the specific prior approval of the Audit Committee for each engagement of the independent auditor to perform other types of permitted services;

- Prohibits the performance by the independent auditor of certain types of services due to the likelihood that its independence would be impaired; and

- Sets an aggregate expenditure limitation on fees for approved services and provides for fee caps on certain categories of approved services that may not be exceeded without the prior approval of the Committee.

Any approval required under the policy must be given by the Audit Committee, by the Chairman of the Committee in office at the time, or by any other Committee member to whom the Committee has delegated that authority. The Audit Committee does not delegate its responsibilities to approve services performed by the independent auditor to any member of management.

The standard applied by the Audit Committee in determining whether to grant approval of any engagement of the independent auditor is whether the services to be performed, the compensation to be paid therefor and other related factors are consistent with the independent auditor's independence under guidelines of the Securities and Exchange Commission, the Public Company Accounting Oversight Board, and applicable professional standards.

The Committee considers:

- Whether the work product is likely to be subject to, or implicated in, audit procedures during the audit of PTC's financial statements;
- Whether the independent auditor would be functioning in the role of management or in an advocacy role;
- Whether performance of the service by the independent auditor would enhance PTC's ability to manage or control risk or improve audit quality;
- Whether performance of the service by the independent auditor would increase efficiency because of the auditor's familiarity with PTC's business, personnel, culture, systems, risk profile and other factors; and
- Whether the amount of fees involved, or the proportion of the total fees payable for tax and other non-audit services, would tend to reduce the independent auditor's ability to exercise independent judgment in performing the audit.

PricewaterhouseCoopers LLP Professional Services and Fees

The table below shows the fees we paid for professional services rendered by PricewaterhouseCoopers LLP for 2017 and 2016. All of the fees disclosed below were pre-approved by the Audit Committee in accordance with the policy described above.

PRICEWATERHOUSECOOPERS LLP SERVICES AND FEES

Type of Professional Service	Fiscal 2017	Fiscal 2016
Audit Fees	$2,427,219	$3,279,500
Audit-Related Fees[1]	$ 160,848	$ 557,000
Tax Fees[2]	$1,478,003	$1,570,915
All Other Fees[3]	$ 1,800	$ 1,800

[1] Consists principally of fees for services related to comfort letter procedures in connection with a public debt offering in 2016 and consultations concerning financial accounting and reporting standards.

[2] Consists principally of fees related to tax compliance, tax planning and tax advice services, and tax compliance services related to PTC's expatriate employees (including assistance with individual tax compliance that PTC provides as a benefit to these employees) as follows:

Type of Tax Service	Fiscal 2017	Fiscal 2016
Tax compliance and preparation services (comprised of preparation of original and amended tax returns, claims for refunds, and tax payment planning services)	$ 288,717	$ 286,502
Tax compliance services related to PTC's expatriate employees	$ 530,805	$ 373,541
Other tax services, including tax planning and advice services and assistance with tax audits	$ 658,482	$ 910,872
Total	**$1,478,003**	**$1,570,915**

[3] Consists of fees for accounting research software.

Report of the Audit Committee

The Audit Committee:

- Reviewed and discussed the audited financial statements for 2017 with management and with PricewaterhouseCoopers LLP;

- Discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, issued by the Public Company Accounting Oversight Board;

- Discussed with PricewaterhouseCoopers LLP its independence from PTC and its management, including the matters in the letter and written disclosures received from PricewaterhouseCoopers LLP as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence; and

- Considered whether the independent auditor's provision of the non-audit related services to PTC that are described above is compatible with maintaining independence.

Based on the Committee's review and discussions with management and PricewaterhouseCoopers LLP and the Committee's review of the independent auditor's report to the Committee, the Committee recommended to the Board of Directors that the audited financial statements be included in PTC's Annual Report on Form 10-K for the year ended September 30, 2017 for filing with the Securities and Exchange Commission.

Audit Committee

Paul Lacy, Chairman
Janice Chaffin
Phillip Fernandez
Corinna Lathan
Robert Schechter

Attendance at the Annual Meeting

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they so desire and will also be available to respond to appropriate questions from stockholders.

Information about PTC Common Stock Ownership

Stockholders that Own at least 5% of PTC

The following table shows all persons we believe to be beneficial owners of more than 5% of PTC common stock as of November 30, 2017. "Beneficial owners" of PTC common stock are those who have the power to vote or to sell that stock. Our information is based in part on reports filed with the Securities and Exchange Commission (SEC) by the firms listed in the table below. If you wish, you may obtain these reports from the SEC.

Stockholder	Number of Shares Beneficially Owned[1]	Percentage of Common Stock Outstanding[2]
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10022	9,977,389[3]	8.59%
The Vanguard Group[4] 100 Vanguard Boulevard Malvern, PA 19355	8,757,707[5]	7.54%

[1] Shares beneficially owned based on information available to us and applicable regulations. This does not constitute an admission by any stockholder that such stockholder beneficially owns the shares listed. Unless otherwise indicated, each stockholder referred to above has sole voting and investment power over the shares listed.

[2] For purposes of determining the percentage of common stock outstanding, the number of shares deemed outstanding consists of the 116,125,277 shares outstanding as of November 30, 2017.

[3] As reported on Schedule 13G filed January 25, 2017, BlackRock, Inc. is a parent holding company that has beneficial ownership of the shares reported through its subsidiaries. BlackRock has sole voting power over 9,555,490 of such shares and sole dispositive power over all such shares.

[4] As reported on Schedule 13G filed February 13, 2017, The Vanguard Group is an investment adviser that has sole voting power over 67,591 of such shares, shared voting power over 12,824 of such shares, sole dispositive power over 8,682,898 of such shares and shared dispositive power over 74,809 of such shares.

Stock Owned by Directors and Officers

The following table shows the PTC common stock beneficially owned by PTC's current directors and named executive officers, as well as all current directors and executive officers as a group, as of November 30, 2017.

Director or Executive Officer	Number of Shares Beneficially Owned[1]	Percentage of Common Stock Outstanding[2]
Janice Chaffin	37,186	0.03%
Donald Grierson	62,300	0.05%
Phillip Fernandez	12,575	0.01%
Klaus Hoehn	20,527	0.02%
Paul Lacy	57,586	0.05%
Corinna Lathan	—[3]	—
Robert Schechter	64,826	0.06%
James Heppelmann	662,529	0.57%
Andrew Miller	104,464	0.09%
Barry Cohen	124,224	0.11%
Anthony DiBona	39,458	0.03%
Craig Hayman	119,082	0.10%
All directors, nominees for director, and current executive officers as a group (14 persons)	1,378,370	1.19%

[1] Shares beneficially owned based on information available to us and applicable regulations. This does not constitute an admission by any stockholder that such stockholder beneficially owns the shares listed. Unless otherwise indicated, each stockholder referred to above has sole voting and investment power over the shares listed.

[2] For purposes of determining the percentage of common stock outstanding held by any person, the number of shares deemed outstanding consists of the 116,125,277 shares outstanding as of November 30, 2017, and any shares subject to RSUs held by the person that vest on or before January 30, 2018.

[3] Ms. Lathan joined the Board on August 15, 2017 and, accordingly, none of her equity has vested.

Our Directors and Executive Officers Meet their Stock Ownership Requirements

All of our directors and executive officers hold PTC stock in excess of the amounts required under our Director and Executive Stock Ownership Policies. Our stock ownership policies enable new directors and executive officers to achieve the required ownership thresholds through vesting of equity awards and those directors and executive officers are deemed in compliance with the applicable policy until such equity vests.

CEO	All Other Executive Officers	Directors
3x Annual Salary Required	**1x Annual Salary Required**	**5x Annual Cash Retainer Required**
☑ James Heppelmann	☑ Andrew Miller	☑ Robert Schechter
	☑ Barry Cohen	☑ Janice Chaffin
	☑ Anthony DiBona	☑ Donald Grierson
	☑ Craig Hayman	☑ Phillip Fernandez
	☑ Matthew Cohen	☑ Klaus Hoehn
	☑ Aaron von Staats	☑ Paul Lacy
		☑ Corinna Lathan

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that our insiders—our directors, executive officers and 10%-or-greater stockholders—file reports with the SEC on their initial beneficial ownership of PTC common stock and any subsequent changes (in this case, "beneficial ownership" means a pecuniary interest in the shares).

Based on our review of all reports filed by our insiders or written representations from insiders that all reportable transactions were reported, we believe that all of our insiders filed on a timely basis all reports required by Section 16(a) for 2017, except for one report for Mr. Hoehn to report a vesting of RSUs that was inadvertently filed late by the company.



Transactions with Related Persons

Review of Transactions with Related Persons

We have a written policy regarding the review, approval and ratification of transactions involving related persons. Related persons include our directors, executive officers and persons or entities that beneficially own more than 5% of our outstanding common stock and their respective immediate family members as defined in applicable SEC regulations. Our Audit Committee is responsible for reviewing and approving or ratifying any related party transaction exceeding a specified threshold (unless such transaction involves the compensation of an executive officer whose compensation is reviewed and approved by the Compensation Committee). In reviewing such transactions, the Audit Committee considers whether:

- the transaction has an appropriate business purpose,
- the terms of the transaction are not less favorable to PTC than those that could be obtained from an unrelated third party,
- it is necessary or desirable for PTC to enter into the transaction at that time,
- the amount of consideration to be paid or received by PTC is appropriate, and
- entering into the transaction with the related person rather than an independent third party is desirable.

All related person transactions described below were reviewed and approved by the Audit Committee or the Compensation Committee in accordance with such policy.

Transactions with Related Persons

Matthew Cohen, our Executive Vice President of Customer Success, is the son of Barry Cohen, our Executive Vice President, Chief Strategy Officer. Matthew Cohen earned a salary of $400,000, a performance bonus of $350,000 and was granted $1,111,170 worth of performance-based restricted stock units (RSUs) and $775,000 worth of service-based RSUs for 2017, which RSUs vest in 2017, 2018 and 2019 to the extent the applicable performance and service-based criteria are met. As an executive officer, Matthew Cohen's compensation is established by the Compensation Committee and the amounts paid were commensurate with those of his peers.

Howard Heppelmann, our Divisional General Manager, Manufacturing Solutions, is the brother of James Heppelmann, our President and Chief Executive Officer. Howard Heppelmann is not an executive officer of PTC. Howard Heppelmann earned a salary of $265,828, a performance bonus of $150,525, medical and tax equalization benefits of $12,739 and was granted $224,960 worth of service-based RSUs for 2017, which RSUs vest in 2017, 2018 and 2019 to the extent the applicable service-based criteria are met. The amounts paid were commensurate with those of his peers.

Stock Performance Graph

The Stock Performance Graph below compares the cumulative stockholder return on our common stock from September 30, 2012 to September 30, 2017 with the cumulative return over the same period of:

- the S&P 500 Index,
- the NASDAQ Composite Index, and
- the NASDAQ Computer & Data Processing Index.

The Stock Performance Graph assumes that the value of the investment in PTC common stock and each of the comparison groups was $100 on September 30, 2012 and assumes the reinvestment of dividends. We have never declared a cash dividend on our common stock.

The stock price performance depicted in the graph below is not necessarily indicative of future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*



* $100 invested on 9/30/12 in stock or index, including reinvestment of dividends. Fiscal year ending September 30.

	9/30/2013	9/30/2014	9/30/2015	9/30/2016	9/30/2017
PTC Inc.	$130.73	$169.50	$145.80	$203.54	$258.52
S&P 500	$119.34	$142.89	$142.02	$163.93	$194.44
NASDAQ Composite	$123.38	$148.79	$154.52	$178.82	$220.25
NASDAQ Computer & Data Processing	$125.10	$161.87	$169.48	$215.27	$279.57



Stockholder Proposals and Nominations

How to Submit a Proposal

We plan to hold the 2019 Annual Meeting of Stockholders on March 6, 2019. If you wish to nominate a person for election as a director or make another proposal for consideration at the 2019 Annual Meeting, you must give written notice to us between September 26, 2018 and October 26, 2018, including the information required by our by-laws. The information required by our by-laws with respect to director nominations is described below.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, some proposals may be included in our proxy statement and proxy card. If you desire that such a proposal be included in our proxy statement and proxy card, you must give written notice to us no later than September 26, 2018.

Your written proposal must be sent to:

Aaron C. von Staats
Secretary
PTC Inc.
140 Kendrick Street
Needham, Massachusetts 02494

In order to limit controversy as to the date on which PTC receives a proposal, you should submit your proposal by Certified Mail-Return Receipt Requested.

Information to be Provided in Connection with Director Nominations

If you wish to recommend a person for election as a director, your proposal should include the information described below and a brief statement describing the reasons you believe the person would be an effective director for PTC.

Candidates recommended by stockholders are reviewed in the same manner and using the same general criteria as candidates recommended by the Corporate Governance Committee and/or the Board.

INFORMATION ABOUT THE DIRECTOR NOMINEE

You must provide the following information about the director nominee:

- the name, age, and business and residence addresses of the person,
- the principal occupation or employment of the person for the past five years, as well as information about any other board of directors and board committee on which the person has served during that period,
- the number of shares of PTC stock, if any, beneficially owned by the person,
- whether or not the person is currently "independent" from PTC under the independence standards of the NASDAQ Stock Market and all facts that currently prevent the person from being independent under such standards, if applicable, and
- any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

INFORMATION ABOUT THE NOMINATING STOCKHOLDER

You must provide the following information about yourself:

- your name and record address and the name and address of the beneficial owner of our shares, if any, on whose behalf the proposal is made,

- a description of all familial, compensatory, financial and/or other relationships, arrangements and transactions, existing at any time within the preceding three years or currently proposed, between the director nominee and you or the beneficial owner of our shares on whose behalf the proposal is made, if any, or any of your or their respective affiliates and associates, and

- the details of all the following that are held and/or beneficially owned, directly or indirectly, including through any entity, by you and by such beneficial owner, if any:

  - the number of shares of PTC stock,

  - any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to PTC stock or with a value derived in whole or in part from the value of PTC stock, whether or not such instrument or right is subject to settlement in PTC stock or otherwise (a "derivative instrument") and any other direct or indirect opportunity of any such person to profit or share in any profit derived from any increase or decrease in the value of PTC stock,

  - any proxy, contract, arrangement, understanding, or relationship pursuant to which you or such other beneficial owner, if any, has a right to vote any shares of PTC stock,

  - any short interest in PTC stock (that is, if you directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, have the opportunity to profit or share in any profit derived from any decrease in the value of PTC stock),

  - any rights to dividends on PTC stock that are separated or separable from PTC stock, and

  - any performance-related fees (other than an asset-based fee) that you or such beneficial owner, if any, is entitled to, based on any increase or decrease in the value of PTC stock or derivative instruments, if any, as of the date of your notice, including without limitation any such interest held by members of your immediate family sharing the same household.

The Committee may require any proposed nominee to furnish such other information as it may reasonably require to determine the proposed nominee's eligibility, or lack thereof, to serve as a director of PTC.



Additional Information About the Annual Meeting and Voting

PROPOSALS TO BE VOTED ON AT THE MEETING

Proposal	Board Recommendation	Vote Required[1]	Broker Discretionary Voting Allowed
Elect eight directors to serve until the 2018 Annual Meeting of Stockholders.	**FOR**	Plurality[2]	No
Advisory vote to approve the compensation of our named executive officers (say-on-pay).	**FOR**	Majority Votes Cast	No
Advisory vote to confirm the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.	**FOR**	Majority Votes Cast	Yes

[1] Plurality means that the nominees for director receiving the greatest number of votes will be elected. Majority means that a proposal that receives an affirmative majority of the votes cast will be approved. Broker Discretionary Voting occurs when a broker does not receive voting instructions from the beneficial owner and votes those shares in its discretion on any proposal on which it is permitted to vote.

[2] PTC has a majority voting policy under which a director who receives more "Withhold" votes than "For" votes is required to tender his or her resignation and the board is required to evaluate the proposed resignation and announce its decision with respect to such resignation.

Effect of Abstentions and Broker Non-Votes

If you abstain from voting on any of the proposals, or if your broker or bank does not vote on any proposal because it has not received instructions from you and is not permitted to vote in its discretion (a broker non-vote), it will not count as a vote for or against any proposal.

Voting by Proxy

You may vote by proxy using the Internet by following the instructions on your notice or proxy card. If you requested a printed set of materials, you may also vote by telephone or by mail by following the instructions on the proxy card.

Voting methods differ depending on whether you are a registered stockholder (that is, you hold your stock in your own name) or you hold your shares in "street name" (that is, in the name of a brokerage firm or bank that holds your securities account). In either case, you must follow the procedures described on your notice or proxy card.

When you vote, you are giving your "proxy" to the individuals we have designated to vote your shares at the meeting as you direct. If you do not make specific choices, they will vote your shares in accordance with the Board's recommendations as set forth above. If any matter not listed in the Notice of Meeting is properly presented at the Annual Meeting, they will vote your shares in accordance with their best judgment. As of the date hereof, we knew of no matters that needed to be acted on at the meeting other than as discussed in this proxy statement.

Whether you plan to attend the Annual Meeting or not, we encourage you to vote promptly. Voting promptly will not affect your right to attend the Annual Meeting. If you wish to vote at the Annual Meeting despite having voted previously, you may do so by following the procedure described below under **Revoking Your Proxy** and **How You May Vote in Person**.

Revoking Your Proxy

You may change your vote after you have voted as described below.

If you hold your shares in **"street name"** (that is, you hold your shares through a bank or a brokerage account, as most people do), you must follow the procedures required by the brokerage firm or bank through which you hold your shares to revoke your proxy. You should contact that firm or bank directly for more information on those procedures.

If you are a *registered stockholder* (that is, you hold your shares directly and not through a bank or brokerage account), you may revoke your proxy by following any of these procedures:

- Vote again using the same method you used to vote your shares (which will supersede your earlier vote);
- Send a letter revoking your proxy to PTC's Secretary at the address indicated under "Stockholder Proposals and Nominations;" or
- Attend the Annual Meeting, notify us in writing that you are revoking your proxy and vote in person.

Confidentiality of Voting and Tabulation of the Votes

We keep all the proxies, ballots and voting tabulations confidential. Broadridge Financial Solutions, Inc. acts as tabulator and will forward to management any written comments that you make on the proxy card without providing your name.

Announcement of Voting Results

We will provide the voting results in a Current Report on Form 8-K filed with the Securities and Exchange Commission within four business days after the Annual Meeting.

Costs of Soliciting Proxies

PTC will pay all the costs of soliciting proxies. In addition to mailing the notices and providing these proxy materials, our directors and employees may solicit proxies by telephone, fax or other electronic means of communication, or in person. We will reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.

Obtaining a Copy of Our Annual Report on Form 10-K

A copy of our Annual Report on Form 10-K for the year ended September 30, 2017 was made available with this proxy statement. **You may obtain another copy of our Annual Report on Form 10-K free of charge on our website at www.ptc.com or by contacting PTC Investor Relations at:**

Investor Relations
PTC Inc.
140 Kendrick Street   Phone: (781) 370-5000
Needham, MA 02494-2714   Email: ir@ptc.com

Questions

If you have any questions about the Annual Meeting or your ownership of PTC common stock, please contact PTC Investor Relations by telephone at (781) 370-5000 or email at IR@ptc.com.

By Order of the Board of Directors,

AARON C. VON STAATS
Secretary
January 24, 2018



Operating Measures

Subscription Bookings

We offer both perpetual and subscription licensing options to our customers, as well as monthly software rentals for certain products. Given the difference in revenue recognition between the sale of a perpetual software license (revenue is recognized at the time of sale) and a subscription (revenue is deferred and recognized ratably over the subscription term), we use bookings for internal planning, forecasting and reporting of new license and cloud services transactions. In order to normalize between perpetual and subscription licenses, we define subscription bookings as the subscription annualized contract value (subscription ACV) of new subscription bookings multiplied by a conversion factor of 2. We arrived at the conversion factor of 2 by considering a number of variables including pricing, support, length of term, and renewal rates. We define subscription ACV as the total value of a new subscription booking divided by the term of the contract (in days) multiplied by 365. If the term of the subscription contract is less than a year, the ACV is equal to the total contract value. In 2017, the weighted average contract length of our subscription bookings was approximately 2 years.

Subscription ACV

Equals subscription ACV (as described above) plus the annualized value of incremental monthly software rental bookings during the period.

Because subscription bookings is a metric we use to approximate the value of subscription sales if sold as perpetual licenses, it does not represent the actual revenue that will be recognized with respect to subscription sales or that would be recognized if the sales were perpetual licenses, nor does the annualized value of monthly software rental bookings represent the value of any such booking.

Bookings

Bookings are comprised of subscription bookings for the period plus perpetual license bookings for the period.

Subscription Bookings Mix

This measure assumes that all new software and cloud services bookings since the start of FY'14 were perpetual license sales that included support in subsequent periods. The mix amount is calculated by converting the ACV (as defined above) of a new subscription solutions booking in the period to an assumed perpetual license equivalent by multiplying the ACV by a conversion factor of 2 (as defined above), and adding that amount to the perpetual license revenue amounts recognized in that period. Support calculated at 20% of the annual value of the converted amount is added to support revenue in future periods, beginning the quarter after the converted booking is assumed to be recognized. The assumed support revenue is spread ratably over a 12-month period and is assumed to renew in subsequent years.

Non-GAAP Operating Expense

Non-GAAP operating expense is GAAP operating expense excluding the effect of the fair value of acquired deferred revenue, the fair value adjustment to deferred services cost, stock-based compensation, amortization of acquired intangible assets, acquisition-related charges included in general and administrative costs, restructuring charges, and U.S. pension plan termination-related costs.

We use non-GAAP operating expense as a performance measure because it excludes items that are not, in our view, indicative of our core operating results or that are not easily predictable for future periods. Additional information about the items we exclude from non-GAAP operating expense and the reasons for such exclusion is provided in *Management's Discussion and Analysis of Financial Condition and Results of Operations* in our 2017 Annual Report on Form 10-K, which accompanies this proxy statement.

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Reducing the Environmental Impact of our Solicitations

Electronic Delivery of Proxy Materials

We began providing proxy materials electronically to our stockholders in connection with our 2008 Annual Meeting of Stockholders and provide printed proxy materials only to stockholders that have not requested electronic delivery. This has reduced the number of proxy statements and Annual Reports on Form 10-K that are printed and mailed each year from 43,000 copies of each document in 2007 to approximately 2,000 copies of each document each year.

If you currently receive printed copies of our proxy materials and you would like to reduce the environmental impact associated with printing and mailing future proxy materials to you, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the Internet voting instructions on your notice or proxy card and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

Materials Sent to Stockholders Sharing the Same Surname and Address

Stockholders holding their shares in a brokerage account or bank account that share the same surname and address generally receive only one copy of the notice or materials. This practice conserves natural resources and reduces duplicate mailings and associated printing and postage costs. If you would like to receive a separate copy of the notice, our annual report and/or proxy statement, as applicable, or to receive separate copies of future mailings, please submit your request to the address or phone number that appears on your notice or proxy card. We will deliver such additional copies promptly upon receipt of such request. Stockholders receiving multiple copies at the same address may request that they receive only one. To do so, please submit your request to the address or phone number that appears on your notice or proxy card.

Prepared by www.argyle.company

PTC Worldwide Headquarters
140 Kendrick Street
Needham, MA 02494

PTC.com

